                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                              Veridien Corporation
-------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

                   Delaware                                                   59-3020382
-------------------------------------------------------------------------------------------------------------------
        (State of other jurisdiction of                           (I.R.S. Employer Identification No.)
        incorporation or organization)

11800 28th Street North, St. Petersburg, Florida                              33716
-------------------------------------------------------------------------------------------------------------------
         (Address of principal executive offices)                            (Zip Code)

Issuer's telephone number        (727) 572-5500
                          -----------------------------------------------------
Securities to be registered under Section 12(b) of the Act:

                  Title of each class                                  Name of each exchange on which
                  to be so registered                                      each class is to be registered

-------------------------------------------------------     -------------------------------------------------------

-------------------------------------------------------     -------------------------------------------------------


Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of class)


--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS



PART I                                                                                                         PAGE
Item 1            Description of Business                                                                        5

Item 2            Management's Discussion and Analysis or Plan of Operation                                     12

Item 3            Description of Property                                                                       16

Item 4            Security Ownership of Certain Beneficial
                  Owners and Management                                                                         17

Item 5            Directors, Executive Officers, Promoters and Control Persons                                  19

Item 6            Executive Compensation                                                                        22

Item 7            Certain Relationships and Related Transactions                                                24

Item 8            Description of Securities                                                                     24

PART II

Item 1            Market Price of and Dividends on the Registrant's Common Equity
                  and Other Shareholder Matters                                                                32

Item 2            Legal Proceedings                                                                            33

Item 3            Changes in and Disagreements with Accountants
                  on Accounting and Financial Disclosure                                                       34

Item 4            Recent Sales of Unregistered Securities                                                      34

Item 5            Indemnification of Directors and Officers                                                    38


FINANCIAL STATEMENTS
See attached Financial Statements

EXHIBIT INDEX

No.      Description of Exhibit
---      ----------------------
3.1      Certificate of Incorporation of VCT Acquisitions II, Inc. - Dated June
         4, 1991

3.2      Restated Certificate of Incorporation of VCT Acquisitions II, Inc. -
         Dated September 13, 1991

3.3      Certificate of Amendment of Restated Certificate of Incorporation -
         November 6, 1991

3.4      Bylaws of Veridien Corporation - 1998 as amended to date

3.5      Certificate of the Powers, Preferences, Rights, Qualifications,
         Limitations and Restrictions of Series B Convertible Preferred Stock -
         Dated September 11, 1998

3.6      Certificate of Designation - Dated April 3, 1995

3.7      Certificate of Amendment to the Certificate of Incorporation - Dated
         February 16, 1996

4.1      Debenture Sample

4.2      General Security Agreement between Veridien Corp. and Dunvegan Mortgage
         Corp. - Dated October 19, 1995

4.3      Loan and Security Agreement between Veridien Corp. and Dunvegan
         Mortgage Corp. - Dated October 19, 1995

4.4      General Security Pledge between Veridien Corp. and Dunvegan Mortgage
         Corp. - Dated October 19, 1995

4.5      Warrant Agreement regarding Warrants to purchase Common Stock of
         Veridien Corporation-Series I - Dated October 19, 1995

4.6      Warrant Agreement regarding Warrants to purchase Common Stock of
         Veridien Corporation-Series II - Dated October 19, 1995

4.7      Warrant to purchase Common Stock Series I and Series II - Dated
         December 12, 1995

4.8      Common Stock Purchase Warrant: $0.135 per share - Dated June 10, 1998

10.1     Building Lease

10.2     Canadian Licensing Agreement - Dated February 28, 1998

10.3     Contract Fill and Sub-lease Agreement with Horizon Pharmaceuticals,
         Inc. - Dated August 1, 1998


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

10.4     Trademark - Virahol

10.5     Trademark - Viraguard

10.6     Trademark - Viragel

10.7     Trademark - Vira- CD7

10.8     Australian Patent No. 667,930/Sterihol

10.9     Australian Patent No. 628,932/Virahol

10.10    Canadian Patent No. 1,337,329/Virahol

10.11    Mexican Patent No. 185,884/Virahol

10.12    U.K. Patent No. 2,294,639/Virahol

10.13    U.K. Patent No. 2,245,171/Virahol

10.14    U.S. Patent No. 5,405,602/Sterihol

10.15    U.S. Patent No. 5,145,663/Virahol

10.16    U.S. Patent No. 5,441,723/Virahol

10.17 U.S. Patent No. 5,637,307/Method of Immersion Sterilization & Organic Cold Chemical Sterilant

10.18    New Zealand Patent No. 269,419/Virahol

21.1     Subsidiaries

27       Financial Data Schedule

PART I


ITEM 1.  DESCRIPTION OF BUSINESS

ORGANIZATION/HISTORICAL BACKGROUND

We were incorporated in Delaware on June 4, 1991 as "VCT Acquisitions II, Inc.". We then acquired all of the assets of another Delaware corporation called Viral Control Technology, Inc. On September 13, 1991 we changed our name to Viral Control Technology, Inc. On November 8, 1991, we again changed our name and became Veridien Corporation.

The "Viral Control Technology, Inc." from which we acquired our assets was created on August 3, 1989 by a reverse acquisition of a public shell called Valencia Enterprises, Inc. by a private company named Viral Control Technology, Inc. The original Viral Control Technology, Inc. was organized in Delaware on August 10, 1988 while Valencia Enterprises was organized in Utah on February 10, 1984. Valencia, which had changed its name to Viral Control Technology, Inc. after the reorganization, was redomesticated in Delaware on December 14, 1990.

The original private company called Viral Control Technology, Inc. was organized by Paul L. Simmons and his wife. Mr. Simmons continues to be a director and a substantial stockholder.

BUSINESS

We were founded to develop, manufacture, distribute and sell disinfectants, antiseptics, and sterilants which are inherently non-toxic, posing no hazard to people who use them and which are environmentally friendly, decomposing into harmless naturally occurring organic molecules. To this end, we have developed and patented a hard surface disinfectant, VIRAHOL(R), which has been registered with the Environmental Protection Agency (EPA), and an antiseptic hand gel sanitizer, made in accordance with the applicable Food and Drug Administration
(FDA) monograph, containing the patented VIRAHOL(R) composition. In April, 1998, we added a First Aid Antiseptic Spray containing the VIRAHOL(R) composition, made in accordance with the applicable FDA Monograph, to our product line. Our products are manufactured in a leased 38,000 square foot facility located in St. Petersburg, Florida, under Good Manufacturing Practices (GMPs).

We operate both a microbiological and chemical laboratory operating under Good Laboratory Practices (GLPs) and perform directly or contract out our research and development activities (R&D). R&D activities currently underway include development of a unique, fast acting, cold chemical sterilant for medical and dental instruments, various medical and dental devices (some of which employ the VIRAHOL(R) product), and on different applications for our existing technology.

PRODUCTS

Our products are designed for use both in health care delivery environments and for consumer and commercial applications where disinfectants and antiseptics are sought. The patented VIRAHOL(R) composition is the basic infection control ingredient used in the majority of our products. Our disinfectant products are sold ready to use, not requiring dilution, and accomplish their germicidal effects without the need for inherently toxic compounds, such as quaternary ammonium compounds, phenols, iodophors, and chlorine, which may leave sublethal toxic films that can exert genetic pressure on pathogens to alter themselves to more resistant forms.

VIRAHOL(R) has been acknowledged by the United States Department of Agriculture
(USDA) as acceptable as an antimicrobial agent for surfaces requiring a water rinse and requires no mask and/or gloves for application.

VIRAHOL(R) usage eliminates the need to use toxic chemicals, however dilute they may be, as disinfectants and antiseptics in the home, hospital, dental office, restaurant, and any other environment where people are exposed to pathogens.

Our products include the following under our own trademarks or as private label products.

         VIRAHOL(R) - Non-toxic, ready to use, hard surface disinfectant/cleaner, tuberculocide, bactericide, virucide, and fungicide packaged in sizes ranging from 1.2 oz. pump sprays to 55 gallon drums. No aerosols, which may harm the environment, are employed in any of our packaging. VIRAHOL(R) can be sprayed or wiped onto surfaces such as toilet seats, door handles, public telephones, counter tops, etc. Because of its wide range of materials compatibility, it can be used full strength on bedspreads and all types of fabrics. Because VIRAHOL(R) is not water-based, it is a cleaner and disinfectant product for all types of electronic equipment, including computer keyboards and monitors.

         VIRAGEL(R) - Waterless, antiseptic hand sanitizer packaged in sizes ranging from a 1/2 oz. packet or purse container to 800 ml wall mounted commercial sized dispensers with sealed replacement bags supplying over 1,000 applications. VIRAGEL(R) is to be used to supplement routine hand washing for the family or for the person on the job when no water is available, to kill a wide variety of pathogens fast. VIRAGEL(R) contains a moisturizing formula and will not dry out the hands. VIRAGEL(R) employs a premium grade thickener, insuring long product stability and the right feel in the hands. Among the many pathogens killed in 30 seconds or less with VIRAGEL(R) are bacteria known to cause intestinal disorders, such as Salmonella and E.coli, and secondary infections such as Staphylococcus, including strains of genetically altered pathogens resistant to certain antibiotics.

         VIRAGUARD(R) First Aid Antiseptic Spray - Packaged in a 3 oz. pump spray size. VIRAGUARD(R) First Aid Antiseptic Spray contains the patented VIRAHOL(R) composition. A special no-sting formula is featured with lidocaine.

VIRAHOL(R) products are also marketed in several different kit assemblies designed for sales through various consumer market segments. Different kits are available for catalog sales, direct TV and radio sales, multi-level marketing, fund raising sales and the travel and hospitality industry.

NEED AND DEMAND FOR VIRAHOL(R) PRODUCTS

Until recently, consumers and the service industries thought chemical sanitation and disinfection applied only to isolated and specific environments like hospitals, pharmaceutical and medical research facilities, emergency and operating rooms, or other areas involving highly virulent contagions.

Today, however, there is a greater understanding of how diseases are transmitted. The Philadelphia Enquirer estimated that over 40 million Americans get sick each year from hand borne bacteria. They also estimate that as many as 80,000 people die annually from diseases picked up from shopping carts, ATM machines, telephones, toilet seats, and even the kitchen. Several TV news magazine exposes have shown the most germ infected area in the home to be the kitchen. In the workplace, the uncleaned fax machine, computer keyboard, copier, printer, and telephone harbor pathogens that are passed to worker after worker.

Although some recent estimates put the cost to treat this problem at $4.5 billion per year, that amount does not include lost productivity, wages, or increases in health insurance premiums. The consumers in North America and the major industrial nations are becoming more aware of the problem of unchecked pathogen transmission and recognize that prevention is the key. At the same time as this increasing awareness is the drive by the EPA and the FDA to reduce or eliminate toxic materials from disinfectants and antiseptics, no matter how dilute they may be. There is great fear that little is known of the cumulative effects of various toxins in the body and how sub-lethal doses of toxic films genetically alter germs to become more and more resistant.

VIRAHOL(R) products are engineered to be used full strength without fear of toxicity. Because they leave no surface film, they cannot alter germs to become resistant to continued use. They are completely user and environmentally friendly, requiring no gloves or masks for application; and they leave a fresh scent, not a disinfectant odor. Because they are essentially 99% compatible with all materials, they can be used wherever necessary without fear of stain, discoloration or telltale odor--from clothes to wallpaper to carpet. They are distinctly different from pine oil, ammonia, phenol or chlorine containing products which have dominated the disinfectant market to-date.

THE COMPETITION AND VIRAHOL(R)

We have many competitors in our major product categories; (i) hard surface disinfectants, (ii) waterless antiseptic hand sanitizers, and (iii) first aid antiseptic sprays. The competitors, which include such companies as Johnson & Johnson, Proctor & Gamble, Clorox, Quest Inc., Betco, and Gojo Industries, have recognized national brands that include Clorox, Lysol, First Medic, Quest, Sporidicin, Metricide and Purell. The competitors' products are based primarily on an aqueous solution. Many of these products contain ingredients from one of the following four families of ingredients.: ammonium, phenol, chlorine and or glutaraldehyde. One of the common characteristics of these types of active ingredients is that they are toxic skin penetrants. Our product line, containing the patented VIRAHOL(R) composition, has as the basic underlying characteristic that the products are non-toxic and non-skin penetrating. The products are non- aqueous based with the primary active ingredient being isopropyl alcohol. Other active ingredients in our composition are propylene glycol and citrus oils. Propylene glycol is a wetting agent that retards evaporation and aids in the penetration of cell walls as well as lowers flammability. Isopropyl alcohol and propylene glycol combine to create a synergistic action which makes the formulation more effective than alcohol without other ingredients.

To the best of our knowledge, no competitive products have the inherently non-toxic feature of the patented VIRAHOL(R) composition, complete biodegradability and efficacy against a broad range of pathogens. It has been easier and cheaper for our competition to-date to employ toxic materials, diluted with water, as disinfectants than to find how to create an inherently non-toxic formulation. That is why we have a proliferation of products containing chlorine, ammonia, and pine oil. Recently, the EPA has directed that such toxic materials be eliminated in all disinfectants so our competition is now seeking the type of breakthrough already provided by VIRAHOL(R).

Many of our competitors, recognizing an untapped market potential in changing consumer awareness in disease transmission, are expanding the market through various marketing campaigns. The top five competitors are each expending a minimum of $25 million a year in advertising. This market expansion is deemed to be of great importance to us as increased market growth of the market base (due to increased awareness) will allow for an easier penetration by our products.

COMPANY SALES AND PRICING STRATEGIES

Our sales and management personnel serve the consumer markets along with key specialty agents. In the commercial market segments, multi-line industry segment distributors and manufacturers' representatives are guided by Company sales personnel. Our management and sales personnel provide distributor support and sales training.

Although the VIRAHOL(R) composition is inherently more expensive than the raw materials of the competitive products, our pricing strategy is to remain as close as possible to competitors' pricing to emphasize the clear price/value comparison.

AVAILABILITY OF RAW MATERIALS

The largest ingredients by weight for the VIRAHOL(R) composition are isopropyl alcohol and propylene glycol. Both of these chemicals are readily available from a wide variety of sources nationally and internationally, at competitive prices. Although we prefer to use isopropyl alcohol as the monohydric alcohol and propylene glycol as the polyhydric alcohol, our patent covers the full range of both of these alcohols so that a wide variety of choices are available should a shortage in one or more chemicals occur. Substantial numbers of companies produce both the plastic and corrugated packaging used by the Company. Trade secret ingredients are employed for fragrance used in the Company's products but are available from several sources.

MARKETING STRATEGY AND KEY MARKET SEGMENT

We have elected to pursue domestic marketing activities as a niche marketer, recognizing that the large competitors, many of whom are part of large, national, and multinational companies, pose formidable threats in head-to-head marketing strategies at either the consumer or commercial user level. By developing carefully crafted niche strategies in both the consumer and commercial markets, avoiding the most traditional levels of distribution, we expect results that might only be expected through costly advertising and promotional campaigns. Within the consumer market segment, the following niche markets have been targeted: (i) multi-level marketing sales, (ii) direct marketing through short form radio and TV infomercials, (iii) potential direct marketing through Home Shopping Network ("HSN"), (iv) catalog sales, (v) fund raising sales, and (vi) travel and hospitality sales. For the commercial markets: (i) dental office sales, (ii) medical offices and clinics, (iii) specialty hospital sales, (iv) schools and office buildings, (v) restaurant/fast food sales, and (vi) emergency medical, police and fire.

Currently we are selling the VIRAHOL(R) product line under the Enviro Defense System label to the 100,000 distributors of Nutrition for Life International, the Houston-based, NASDAQ multi-level marketing company (MLM). We plan to expand the sales of our products through several different private labels to at least two additional MLMs during 1999.

Our product has been featured in the Healthy Home Catalog (affiliated with Aetna/U.S. Health Care) for the sale of kits of VIRAHOL(R) to consumers through more than 4 million catalogs. Additional marketing activities are underway for the major introduction of fund-raising product sales through a variety of schools and the travel and hospitality market, as well as sourcing direct marketing with outside resources.

We are expecting growth in our consumer marketing, with distributors from coast to coast. Additionally, we are expecting growth in our dental and medical markets with increasing sales of the waterless antiseptic hand sanitizer.

GOVERNMENTAL REGULATION

VIRAHOL(R) as a hard surface disinfectant falls under the jurisdiction of the EPA. We have registered VIRAHOL(R) with the federal EPA as well as in all the states and have been assigned an EPA Establishment number. Those products which fall under the jurisdiction of the FDA are produced in accordance to the appropriate FDA monograph and the appropriate labels are registered with the FDA. We manufacture all of our products, both FDA and EPA regulated, in compliance with Good Manufacturing Practices ("GMPs") as required.

CANADIAN LICENSING

We have entered into an agreement with Backcourt Industries, Inc. (BII), Toronto, Canada, licensing BII to produce and market the VIRAHOL(R) line in Canada. BII has completed product registrations with Health Canada and plans to market VIRAHOL(R) under the VIRAGUARD(R) trade name primarily through retail distribution channels in specialty and mass merchandisers in Canada. The product has received strong preliminary acceptance in Canada and aggressive sales are forecast.

RESEARCH AND DEVELOPMENT

Research and development for 1998 was $377,344. This was an increase of $131,940 or 53% compared with expenditures of $245,404 in 1997. The increase can be attributed primarily to increased activity associated with development of Sterihol(R). Part of the additional costs were incurred in patent application.

COMPLIANCE WITH ENVIRONMENTAL LAWS

We have had no need to spend monies on compliance with local, state and federal laws.

NUMBER OF EMPLOYEES

We employ nineteen persons, all of whom are full-time employees.

                  Department                         Number of Employees
                  ----------                         -------------------
         Management & Finance                                   3
         Sales                                                  3
         R & D                                                  3
         Production & Administrative                           10

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains some forward-looking statements. "Forward-looking statements" describe our current expectations or forecasts of future events. These statements do not relate strictly to historical or current facts. In particular, these include statements relating to future actions, prospective products, future performance or results of current and anticipated products, sales efforts, the outcome of contingencies and financial results. Any or all of the forward-looking statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors, such as product acceptance, competition and marketing capabilities will be important in determining future results. Consequently, no forward-looking statements can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in our 10-QSB, 8-KSB, and 10-KSB reports to the SEC.

We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

RISKS OF OUR BUSINESS

We are a small and relatively new company. To date, we have expended much of our efforts and funds on development of products. We have only recently begun concerted sales and marketing efforts. We are uncertain about the market acceptance of our products.

As a small company, we are highly dependent upon the efforts and abilities of our management. The loss of the services of any of them could have a substantial adverse effect on us. We have not purchased "key man" insurance policies on any of them.

To date the Company has not had significant sales. We expect the growth in our sales to come primarily from others, such as independent manufacturer's representatives and accessing existing distribution and fulfillment systems. We cannot be certain about our ability to attract and retain representatives until we have had greater experience with these groups and organizations. We are also uncertain about their sales effectiveness for our products.

We have expended substantial capital on developing our products and beginning sales and marketing. Until we are cashflow-positive from sales, we will need additional financing to fund our growth. We are uncertain about our ability to secure the financing. We are also uncertain about the costs of any financing which we may obtain.

We have many competitors in our major product categories. We are uncertain about our ability to compete effectively.

We must be able to manage our expected growth. This means we must increase our manufacturing capacity, expand and improve our timely management of orders, and secure sufficient, reliable shipping. We must also have the systems to handle ordering of raw materials and packaging supplies, as well as managing our inventories.

Our current product line depends upon VIRAHOL(R), which is patented. If VIRAHOL(R) were to become subject to a problem, such as loss of patent protection, regulatory proceedings, or pressure from a directly competitive products, the impact on our revenues could be significant.

RISKS OF OUR PRODUCTS

Our products, disinfectants and antiseptics, are subject to regulation by various governmental agencies. Typically, they must be tested before they can be introduced into the market. Our VIRAHOL(R) product is approved. We are uncertain about approvals of future products.

Any failure of our products to fulfill their stated purpose could result in law suits for product liability or breech of contract. We currently maintain product liability insurance. A successful claim against us in excess of our insurance coverage could have a material adverse effect on our results of operations, financial condition or business. Even unsuccessful claims would result in expenditure of funds in litigation, as well as diversion of management time and resources.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements and related notes contained elsewhere in this document. The discussion contained herein relates to the financial statements, which have been prepared in accordance with GAAP.

OVERVIEW

We are organized as a Delaware corporation to engage in the development, manufacture, distribution and sale of disinfectants, antiseptics, and sterilants which are inherently non-toxic, posing no hazard to people who use them, and which are environmentally friendly, decomposing into harmless, naturally occurring organic molecules. To this end, we have developed and patented a hard surface disinfectant, VIRAHOL(R), which has been registered with the Environmental Protection Agency (EPA), and an antiseptic hand gel sanitizer, made in accordance with the applicable FDA Monograph, to our product line. We have incurred losses since our incorporation. At December 31, 1998, we had an accumulated deficit of $ 27,589,451. We have financed our ongoing research program and business activities through a combination of sales, equity financing, and debt.

RESULT OF OPERATIONS

FISCAL 1998 COMPARED WITH FISCAL 1997

Consolidated revenues decreased by $49,254 or 5.6% to $ 820,065 compared with $869,319 in 1997. The decrease in revenue was primarily due to discontinuance of one line of product previously sold to the hospitality industry. Product was returned by hospitality customers.

During 1998, a license agreement was granted to a Canadian company for an initial license fee payment of $345,000 Canadian, of which $87,418 US has been recorded as deferred revenue on the 1998 statements.

Interest income for 1998 decreased by 53% to $ 2,899 compared with $ 6,213 in 1997.

Rental income for 1998 increased by 1500% to $ 51,290 compared with $ 3,459 in 1997. A major portion of the company's leased 38,000 square foot manufacturing facility is subleased to a contract filler which manufactures Veridien's products which relocated to our facility during August 1998. This space is leased for an annual base amount of approximating $ 100,000 per annum.

The cost of goods sold for 1998 increased by 2% to $ 601,037 compared with $ 589,215 in 1997. The increase in the cost of goods ratio as a percentage of sales was 73% in 1998 compared to 68% in 1997. The increase in the cost of sales resulted primarily from the increased labor of certain overhead items during the transition to contract fill operator fulfilling production within the plant facility.

General, selling, and administrative expenses for 1998 were $1,399,251 compared with $1,627,518 in 1997. Increases that affected general and administrative costs were associated with professional fees for 1998 that increased by 36% to $ 361,878 compared with $ 264,927 in 1997. During 1998, sales expense decreased by 70% to $ 212,177 compared with $ 697,496, primarily due to discontinued direct operations in Nevada which had been set up to sell to the hospitality industry. These direct operations were abandoned during 1997 in favor of servicing this market through alternative means.

Research and development for 1998 increased by $131,940 or 53% compared with expenditures of $ 245,404 in 1997. The increase can be attributed primarily to increased activity associated with development of Sterihol(R). Part of the additional costs were incurred in patent application.

Interest expense for 1998 increased by 27% to $525,872 compared with $413,882 in 1997. The increase in interest expense was due primarily to the issuance during 1997 of $1,566,273 in Convertible Debentures bearing interest at the rate of eleven percent compounded semi-annually due at maturity which has been extended to June 30, 2000.

Operating losses decreased from $1,973,074 in 1997 to $1,883,554 in 1998. This represented a 4.5% decrease, or $ 89,521 in the loss between the two years. This 1998 decrease was a result of constant sales accompanied by decreases in selling expenses, including the closing of the Las Vegas, Nevada distribution center.

YEAR ENDED DECEMBER 31, 1998, VS. YEAR ENDED DECEMBER 31, 1997

                                                       Year Ended                                Percentage of
                                                       December 31                                net revenue
                                              1997                      1998               1997             1998
                                                     (In thousands)
Net Sales                                   $  869                     $  820              100%             100%
Cost of Goods Sold                             589                        601               68%              73%
Gross Profit                                   280                        219               32%              27%

Operating Expenses
General & Administrative                     1,627                      1,399              187%             171%
Research & Development                         245                        377               28%              46%
(Loss) from Operations                      (1,592)                    (1,557)            (183)%           (190)%
Other Income (Expense) Net                    (380)                      (326)             (44)%            (40)%
Net (Loss) Before Taxes                     (1,972)                    (1,883)            (227)%           (229)%
Income Taxes                                     0                          0                0%               0%
Net (Loss)                                  (1,972)                    (1,883)            (227)%           (229)%


LIQUIDITY AND WORKING CAPITAL

Historically, our principal source of financing for our research & development and business activities has been through sales, equity offerings, and debt. As of December 31, 1998, and December 31, 1997, we had working capital deficits of approximately $2,219,479 and $3,373,547, respectively. Our independent certified public accountants stated in their reports on the 1998 and 1997 consolidated financial statements that due to losses from operations and a working capital deficit, there is substantial doubt about the Company's ability to continue as a going concern. We believe that we are addressing the going concern issue in virtually every aspect of our operation. We have cut operating expenses and have signed two major distribution agreements which we believe will provide improved profit margins. Because of our significant losses incurred since inception, we have become substantially dependent on loans from officers, directors, third parties and from private placements of our securities to fund operations. These financings and equity placements are included in the following description.

During 1998, we received proceeds from the sale of preferred and common stock in the amount of $687,036.

During 1998, we issued 450,000 common shares in exchange for a note receivable in the amount of $22,500.

During 1997, we issued convertible debentures in the amount of $1,566,273 and during 1998 in the amount of $585,333 to three investment companies in exchange for cash received. The convertible debentures carry interest at a rate of 10% - 11% which has been accrued through December 31, 1998. The convertible debentures maturing on December 31, 1997, were extended to June 30, 2000, and in consideration for the extension, the conversion rate was reduced to the lower of the existing conversion rate or $.15 to August 31, 1999, thereafter reverting to the original conversion price which ranges from $.1851 to $.3868 per share. During 1997 and 1998 we also issued 9,563,677 warrants for additional common shares in connection with the convertible debentures. The warrants are exercisable at 100%-105% of the conversion price of the common shares associated with the convertible debentures. The warrants expire five years from the original issue date of the convertible debentures.

During 1998, we received net borrowings of $86,979 from various sources at zero interest rate. We have classified all such debt outstanding at December 31, 1998, as a currently liability.

During 1997, we received $250,000 through the issuance of 1,000,000 shares of common stock. We received an additional $956 and issued an additional 95,646 shares through the exercise of warrants.

During 1998, we decreased inventory by 59% to $92,549 compared with $227,978 in 1997. The decrease resulted primarily from bartering a substantial amount of obsolete inventory in exchange for purchase credits which the company anticipates utilizing beginning in 1999.

We plan to utilize our current debt financing arrangements and pursue additional equity and debt financing while managing cash flow in an effort to provide funds to increase revenues to support operation, research and development activities. We believe that our long-term success depends on revenues from operations from product sales and ongoing royalties from technologies. If such sources of funds are not adequate, we may seek to obtain financing to meet operating and research expenses from other sources including, but not limited to, future equity or debt financings.

As of March 1999, we have cash of approximately $124,000 and during March we expect cash flow of $80,000 from operating activities. This level of liquidity is sufficient to operate the Company for 60 days. The Company anticipates the continuation of increasing sales, reduced operating expenses, and additional private placement funding will contribute to continuous operations of the Company.

YEAR 2000 COMPLIANCE

We are in the process of formulating a Year 2000 conversion plan. We are utilizing both internal and external resources to identify, correct or reprogram, and test the computer system for the Year 2000 compliance. We are also continuing to monitor our computer systems and monitoring the adequacy of the processes and progress of third-party computer vendors of systems that may be affected by the Year 2000 issue. We are dependent on third-party computer systems consultants and applications, particularly with respect to such critical tasks as accounting. While we believe our procedures are designed to be successful, because of the complexity of the Year 2000 issue and the interdependence or organizations using computer systems, our efforts, or those of third parties with whom we interact, may not be satisfactorily completed in a timely fashion. If we fail to satisfactorily address the Year 2000 issue, then our business, results of operations and financial condition could be materially adversely affected.


ITEM 3.  DESCRIPTION OF PROPERTY

At present, we lease a 38,000 square foot facility that integrates offices, warehouse space, manufacturing space and research and development space, located at 11800 28th Street North, St. Petersburg, Florida 33716. We are currently on a renewal option year of the lease which ends on August 31, 1999. The rent is $19,237.53 a month. We have successive options to renew year-to-year at the same rental. These premises should suffice for our administrative offices for the foreseeable future.

In addition we own full commercial chemical and microbiological research laboratories. We have a lease-to-buy on our phone system for $277.89 per month and currently lease a postage meter and copier. We own all of the equipment and furniture currently at the premises which consists of computers, computer accessories, office furniture, file cabinets and miscellaneous equipment.

PATENTS AND TRADEMARKS

Our VIRAHOL(R) composition is covered under U.S. patents 5,145,663 and 5,441,723. These patents have been assigned by the inventor to us. In addition, the VIRAHOL(R) composition is patented in Great Britain, Canada, Australia, New Zealand, and Mexico and pending in Japan. We have additional patents in the U.S. and the European Economic Community for various formulations and medical devices which remain under development. (See "Property of the Company")

The Company also has numerous trade names registered in the U.S. The Company has patents for VIRAHOL(R) (Disinfectant) DSI, composition and usage are covered under US Patent No. 5,145,663 issued September 8, 1992 and US Patent No. 5,441,723 issued August 15, 1995. VIRAHOL(R) is also patented in Australia
(DSI), United Kingdom (DSI), Great Britain (DSII), Canada (DSI), New Zealand
(DSII), Mexico (DSII); Patents pending in Japan DSI (S.N. P2- 503111), Australia DSII (S.N. 73298/94), Canada DSII (S.N. 2166810). The company also holds patents for STERIHOL(R) (Cold Chemical) (CCSII) US Patent No. 5,405,602 issued April 11, 1995 and METHOD (Sterilant) (CCSS) US Patent No. 5,637,307 issued June 10, 1997. The Company has a U.S. patent pending for a Cold Chemical Sterilant-UREA, S.N.09/186,432. STERIHOL(R) is also patented in Australia (CCSII); Patent pending EPO (CCSII). The Company has US Patents pending for a Method and Accessory Adaptor Apparatus of Disinfecting Medical and Dental Instruments, S.N. 08/814,613, a Diagnostic Syringe Actuator Device, S.N. 08/882,570, a 911 Medical Diagnostic Console, S.N. 60,020,625, and an Umbilical Surgical Scissors, S.N. 08/882,180. The Company has Trademarks for the following brands: VIRAHOL(R) (USA) registered September 24, 1991 Trademark number 1,657,969; VIRAGEL(R) (USA) registered July 20, 1993, Trademark number 1,783,204; VIRAHOL(R) (Mexico) registered September 27, 1994, Trademark number 474,986; VIRASONIC(R) (USA) Registered November 15, 1994, Trademark number 1,863,033; VIRASCRUB(R) (USA) registered January 31, 1995, Trademark number 1,877,118; STERIHOL(R) (USA) registered February 28, 1995, Trademark number 1,881,134; VERIDIEN registered September 5, 1995, Trademark number 1,917,134; VIRAWASH (R)(USA) registered March 12, 1996, Trademark number 1,962,158; STERIHOL(R) (USA) registered June 16, 1998, Trademark number 2,166,502; VIRASCRUB(R) (USA) registered June 16, 1998, trademark number 2,166,503; VIRASONIC(R) (USA) registered June 16, 1998, Trademark number 2,166,504; VIRA-CD 7(R) registered January 6, 1998, Trademark number 2,127,866; VIRA-RD 12(R) registered March 24, 1998, Trademark number 2,146,770; VIRA- GC18(R) registered May 12, 1998, Trademark number 2,157,635; VIRALUBE(R) (USA) registered July 7, 1998, Trademark number 2,171,823; and VIRAGUARD(R) (USA) registered September 1, 1998, Trademark number 2,186,559.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of December 31, 1998, information regarding the beneficial ownership of shares of Common Stock by each person known by the Company to own five percent or more of the outstanding shares of Common Stock, by each of the Officers, by each of the Directors, and by the Officers and Directors as a group. At the close of business on December 31, 1998 there were 78,152,833 shares issued and outstanding of record.

                                                              SHARES OF                 PERCENTAGE
                                                              COMMON                    AS OF
NAME &ADDRESS OF BENEFICIAL OWNERS                            STOCK                     12/31/98(1)
----------------------------------                            ---------                 -----------
Mark E. Schlussel                                             345,750(2)                   0.44%
100 Renaissance Center, 36th Flr.
Detroit, MI 48243-1157

--------
         (1) Based upon 78,152,833 shares issued and outstanding as of December 31, 1998.

         (2) Does not include Options to purchase 200,000 shares of Common Stock at an exercise price of $.25 (see "Certain Relationships and Related Transactions"). Also does not include Options to purchase 200,000 shares of Common Stock from Dunvegan Mortgage Corporation at an exercise price of $.10

                                                              SHARES OF                 PERCENTAGE
                                                              COMMON                     AS OF
NAME & ADDRESS OF BENEFICIAL OWNERS                           STOCK                     12/31/98
-----------------------------------                           ---------                 ----------
Sheldon C. Fenton                                                183,000(3)              0.23%
160 Eglinton Avenue East, Suite 500
Toronto, Ontario, Canada M4P 3B5

Rene A. Gareau                                                         0                   --
4273 Boca Point Drive
Sarasota, FL 34238

Dunvegan Mortgage Corporation                                 20,610,551(4)             26.37%
222 Delaware Ave., PO Box 2306
Wilmington, DE 19899

Paul L. Simmons                                                3,087,000                 3.95%
8825 Laurel Drive
Pinellas Park, FL 33782

Russell Van Zandt                                                 15,000                 0.02%
1741 Brightwaters Blvd.
St. Petersburg, FL 33704

Andrew T. Libby, Jr.                                             152,857                 0.20%
806 South MacDill Avenue
Tampa, FL 33609

Martin E. Kovnats                                                 10,000                 0.01%
Aird & Berlis
BCE Place, PO Box 754
181 Bay Street, Suite 1800

--------

         (3) Does not include $471,215 of convertible debentures owned by Dunvegan Mortgage Corporation or 2,236,264 convertible debenture warrants owned by Dunvegan Mortgage Corporation, of which Mr. Fenton is an officer and director. Also does not include 244,621 shares owned by Delevan Energy Services, Inc. of which Mr. Fenton is an officer and director. Also does not include 25,174,039 Series I ($.499) and Series II ($.001) Warrants previously owned by Dunvegan Mortgage Corporation but assigned to 1192615 Ontario Limited which is owned by Mr. Fenton's brother and in which he disclaims any beneficial interest.

         (4) Does not include $471,215 of convertible debentures or 2,236,264 convertible debenture warrants or 154,163 shares of Series B Preferred Stock or 90,515 Preferred Stock Warrants.

                                                              SHARES OF                 PERCENTAGE
                                                              COMMON                    AS OF
NAME &ADDRESS OF BENEFICIAL OWNERS                            STOCK                     12/31/98
----------------------------------                            -----                     --------
Alfred A. Ritter                                                      0                   ---
Rua Baronesa DeBeck
Malveira Da Serra
2750 Cascais Portugal

All Directors and Officers                                    3,793,607                  4.85%
as a Group (8 persons)


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

DIRECTORS AND EXECUTIVE OFFICERS. The position(s) held by each of our executive officers and Directors as of December 31, 1998 is shown in the following table. Biographical information for each is set forth following the table. Our current Directors were elected at the Annual Meeting held on November 6, 1998. Each Director serves for a one year term and until a successor is elected and has qualified. Currently, our Directors are not compensated for their services, although their expenses in attending meetings are reimbursed.

                  Name                               Age                        Position
                  ----                               ---                        --------
         Mark E. Schlussel                           58                Chairman of the Board of Directors

         Rene A. Gareau                              57                Vice Chairman of the Board of
                                                                       Directors

         Paul L. Simmons                             70                Founder & Director

         Sheldon C. Fenton                           47                President & CEO/Director

         Martin E. Kovnats                           47                Director

         Alfred A. Ritter                            55                Director

         Russell Van Zandt                           58                Director

         Andrew T. Libby, Jr.                        50                Executive Vice President, COO &
                                                                       CFO, Secretary/Director

MARK E. SCHLUSSEL was first named to the Board of Directors on April 3, 1995. Since January 1995 he has served Of Counsel to the law firm of Pepper Hamilton & Scheetz in Detroit, Michigan. Previously, he was a partner at the law firm of Miller Canfield in Detroit, Michigan.

Mr. Schlussel was appointed Chairman of Med-I-Bank, Inc. in 1996 and CEO in 1998. He was a board member of the Great Lakes Health Plan from 1996 to 1998. Currently, he is Trustee of Immerman and Embargement Foundations, and Chairman of the Jewish Fund. Mr. Schlussel was graduated with a Bachelor of Arts from Wayne State University in 1962 and a Juris Doctor from the University of Michigan Law School in 1965. He was admitted to practice before the U.S. Supreme Court in 1982.

RENE A. GAREAU was first named to the Board of Directors on March 13, 1996. Since 1989, Mr. Gareau has been Chairman of the Board of Sarasota Quay, a real-estate management company located in Sarasota Florida, specializing in property and asset management for commercial properties. From 1982 to 1989, Mr. Gareau was the Chairman of a private Canadian real estate development company involved in the development and syndication of residential condominium and commercial projects in a number of Canadian provinces. From 1981 to 1982 he was President of Bank of America (Canada) with responsibilities for overseeing all retail and mortgage banking operations in Canada. From 1974 to 1981 he was Senior Vice President of Citicorp-Citibank in their International Division. He had responsibilities in corporate and consumer banking with assignments in Asia, Europe, South America and the U.S.A.

PAUL L. SIMMONS, has been a member of the Board of Directors since our incorporation in 1991. He is a recognized authority by both the industry and the FDA in plant manufacturing validation and certification, as well as manufacturing plant and process design for the genetic, pharmaceutical, bulk pharmaceutical chemical, device and diagnostic industries. Mr. Simmons (with his wife, Diane) is the founder of our Company, commencing with one of our predecessors, ROST, Inc. founded in 1980.

Mr. Simmons served in a consulting capacity for manufacturing plant and process design and regulatory compliance to more than 45 major biotech, pharmaceutical and device firms, in 72 plant locations in the U.S., U.K., Europe and the Far East. Mr. Simmons has formulated and designed many of the qualification/validation programs and testing methods now in use in the industry. He is a noted author, having written many technical papers for national trade journals, as well as the writing and publication of a long list of technical and procedural manuals. As a lecturer, Mr. Simmons has addressed more than 55 trade and professional associations in 26 states and several foreign countries, including the Parenteral Drug Association, Pharmaceutical Manufacturer's Association, Association for Professionals In Infection Control, Quality Control Managers Association, Philadelphia Academy of Pharmaceutical Sciences, Biotech 84, Scale-up 84, Interphex and FDA Small Business Seminars.

Books published by Mr. Simmons include: Master Plan for Infection Control, Hospital Engineering, Dry Heat Sterilization (1978 Technical Paper, Validation of Steam Sterilizers (1079) Technical Paper, Pharmaceutical Lubrication Manual
(1980), Engineering Design and Construction Standards (1980) (Electrical, Mechanical & Environmental), The Applications of the GMPs to the Genetic Engineering and the Biotechnology Industry, The Impact of International GMPs on the Drug, Device and Diagnostic Industries, The Impact of Good Manufacturing

Practice Regulations on the Manufacture of Bulk Pharmaceutical Chemicals, The Impact of Good Manufacturing Practice Regulations on the Design and Manufacture of Production Equipment (1987), The Design, Construction, Commissioning and Compliance of a New Facility in Accordance with GMPs (1987).

On October 6, 1998, Mr. Simmons filed a Petition for Reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Florida, docketed to Number 98-17181-8P1.

SHELDON C. FENTON is President and CEO. Mr. Fenton was first named to the Board of Directors on June 3, 1998. Since 1981 Mr. Fenton has been President and CEO of Tanlon Corporate Holdings Ltd. (and predecessor corporations), located in Toronto, Canada. Tanlon is privately owned, fully integrated management services company. They are involved with a number of private and public companies, providing them with expertise and assistance, notably in the areas of capitalization and management. The group also has knowledge and experience in the areas of strategic acquisitions, real estate development and syndication, financing for private & public ventures, as well as asset and property management. They are regarded as specialists in the areas of structuring and restructuring of investments and negotiation with lenders and other corporate stakeholders.

Mr. Fenton is also an officer and director of Dunvegan Mortgage Corporation, a company which has been a primary lender to the Company, as described under "Principal Shareholders".

From 1979-1981 Mr. Fenton was employed by the Canadian Imperial Bank of Commerce alternatively as Solicitor and Manager. In 1977-1978 he practiced corporate and real estate law with the firm of Day Wilson & Campbell in Toronto, Canada and in 1976-1979 worked as a financial consultant for FF. Management in Toronto Canada.

Mr. Fenton was graduated with honors with a Bachelor of Science Degree from the University of Toronto in 1974 and was graduated from the Faculty of Law with an L.L.B. degree from the University of Western Ontario, Canada.

MARTIN E. KOVNATS was first named to the Board of Directors on October 28, 1997. Mr. Kovnats has been a partner with the Securities Law Group of the Law firm of Aird & Berlis in Toronto, Canada since 1995. He practices primarily in the area of mergers and acquisitions and debt and equity financings. Previously, he practiced law for sixteen years with the law firm of Goodman and Carr, also located in Toronto. Mr. Kovnats is a past president of the Securities Advisory Committee, appointed by the Ontario Securities Commission. Mr. Kovnats was graduated with a Bachelor of Science from the University of Manitoba in 1972 and an L.L.B. from the University of Manitoba in 1975. Mr. Kovnats has lectured on securities, commercial law and border issues and has published articles on equity investments, acquisitions and securities law. Since 1979, he has been a member of the Canadian Bar Association and the Law Society of Upper Canada.

ANDREW T. LIBBY, JR. was named Executive Vice President, C.O.O., C.F.O., and Corporate Secretary on July 31, 1998. From November 1994 until joining the Company, he was the owner of Financial Management Consultants, Inc., a management and consulting firm specializing in helping manufacturing and distribution companies. From June 1994 to November 1994 he served as C.F.O. and Corporate Secretary of Veridien Corporation. Previously, he held a series of positions with different companies and governmental agencies in the area of finance and accounting. From 1987 to 1994 he served as Director of Finance and Accounting at University Medical Service Association, Inc. and Medical Services Support Corporation. Mr. Libby was graduated from the University of Tampa with an M.B.A. in 1981 and was graduated from the University of South Florida with a Bachelor of Arts in Management in 1971 and a Bachelor of Arts in Accounting in 1976. He holds licenses as a C.P.A., a Certified Internal Auditor (C.I.A.) And a Licensed Mortgage Broker.

ALFRED A. RITTER was first named to the Board of Directors on March 26, 1993. Mr. Ritter has held positions with Credit Suisse in Zurich, Switzerland; the Bank of London and South America, in London, England; and Lloyd's Bank Ltd., in New York City. He currently operates a securities private placement and investment management company in Lisbon, Portugal, and Vaduz, Liechtenstein.

RUSSELL D. VAN ZANDT was first named to the Board of Directors on October 28, 1997. Mr. Van Zandt was graduated in June, 1972, with a B.A. in Mathematics from St. Michael's College in Vermont; and was graduated in June, 1973 with a M.B.A. from Florida Atlantic University in Florida. He also completed course work in 1975 for a Doctorate in Business Administration from George Washington University in Washington, D.C.

Since July, 1992, Mr. Van Zandt has been a corporate Vice President at Datascope Corp., a NASDAQ listed company engaged in the health care and medical device products industry. On behalf of Datascope Corp., he has alternatively headed two divisions as President. From July, 1992 through September, 1996, he was President of the Intervascular, Inc. Division. This division is responsible for manufacturing and marketing vascular grafts and patches on a worldwide basis. Since 1996, he has been President of the Cardiac Assist Division which manufactures and markets intro-aortic balloon pumps and catheters. From November, 1969 until August, 1992, Mr. Van Zandt worked with C.R. Bard, Inc. a health care and medical device company listed on the New York Stock Exchange. He started as personnel director at a division level and rose through the company's ranks to reach, in 1992, the position of President of Bard Vascular Systems Division and serve at the corporate headquarters of C.R. Bard, Inc.


ITEM 6.  EXECUTIVE COMPENSATION


COMPENSATION OF DIRECTORS

Currently, our Directors are not compensated for their services, although their expenses in attending meetings are reimbursed.

COMPENSATION OF MANAGEMENT

We have entered into a series of employment agreements with Paul Simmons. He has a written employment agreement under which he is paid $36,000.00 annually personally for management services. Moreover ICT, Inc. (a company owned by Paul Simmons) receives a 3%-5% sales commission for the service of procuring and managing accounts initiated by ICT, Inc. We have also entered into an employment agreement with Andrew T. Libby, Jr., our Executive Vice President, C.O.O., C.F.O., and Corporate Secretary under which he is to be paid $130,000 annually, although he will receive only $90,000, with the balance accrued, until such time as we have sufficient cash flow to make payment of the accruals and the full salary.

The table set forth on the following page sets forth the compensation paid to our Chief Executive Officer or such other officer who fulfilled the duties of the Chief Executive Officer for the periods indicated:

NAME & PRINCIPAL                                                                       OTHER
----------------                                                                       -----
POSITION                            YEAR               SALARY            BONUS      COMPENSATION
--------                            ----               ------            -----      ------------
John Priest, CEO                    1/96-6/96              -0-            -0-            -0-
Rene Gareau, CEO                    11/27/96               -0-            -0-            -0-
                                    10/21/96
Robert M. Morrow, COO(1)            1996              $162,500            -0-            -0-
Vic Conant, CEO                     1997                   -0-            -0-            -0-
Robert M. Morrow, COO               1/97-10/97        $135,000            -0-            -0-
Michael B. Whiteman, COO(2)         11/97-12/97       $ 14,000            -0-            -0-
Michael B. Whiteman, COO            1/98-7/98         $ 42,000            -0-            -0-
Sheldon C. Fenton,                  7/98                   -0-            -0-            -0-
 President & CEO                    Present

None of the named persons has received stock options or other such non-cash compensation.

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with Paul Simmons and Andrew T. Libby, Jr. They will receive base salaries of $36,000 and $130,000 a year respectively. However, Mr. Libby will be paid at the rate of only $90,000 per year with $40,000 accrued to be paid when we have sufficient cash flow.

--------
         (1) Robert Morrow had an annual salary of $165,000.00
         (2) Michael B. Whiteman had an annual salary of $84,000.00

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have entered into numerous financing transactions with Dunvegan Mortgage Corporation, a corporation of which Sheldon C. Fenton, the Company's President/CEO and a director, is an officer and a director. These transactions are detailed elsewhere in this Form 10-SB. (See "Description of Securities")

On September 14, 1998 Dunvegan Mortgage Corporation and loan participants converted $1,575,166 principal of their loan under the Loan and Security Agreement of October 19, 1995 to 33,530,973 shares of Common Stock and 154,163 shares of Series B Cumulative Preferred Stock. Dunvegan retained 20,610,551 shares of the Common Stock and distributed the balance to its loan syndicate participants.

On June 30, 1998, the Company purchased certain inventory for $120,000 (in promissory notes) from International Center for Technology Transfer, Inc., a corporation owned by Paul L. Simmons, a director.

In June, 1998, Mark E. Schlussel, Chairman of the Board, converted $24,500 owed to him by the Company for consulting fees, to 122,500 shares of the Company's Common Stock, a conversion price of $.20 per share.

Options to purchase 200,000 shares of the Company's Common Stock at a price of $.50 per share held by Mark Schlussel, Chairman of the Board, would have expired on October 17, 1998 but were extended to October 17, 1999 with an adjustment of the exercise price to $.25 per share.


ITEM 8.  DESCRIPTION OF SECURITIES

CAPITAL STRUCTURE OF THE COMPANY

Our authorized capital structure consists of Convertible Debentures, shares of Preferred Stock and Common Stock, both having a par value of $.001, and Preferred Stock Purchase Warrants and Common Stock Purchase Warrants and Options, all of which are described below following the table. The authorized classes, and the amount or number of each which are authorized and outstanding as of December 31, 1998, are as follows:

                                                     AUTHORIZED                  OUTSTANDING
Convertible Debentures                               $    -- (1)             $ 2,494,198 (1)
     $10 Conv. Red. Pref. Stock                      100,000 shrs                  6,000 shrs
     Series B Pref. Stock                            244,678 shrs                154,163 shrs

--------

         (1) The authorized value of the Company's Convertible Debentures varies. The Board of Directors specifically authorizes each issuance. The $2,494,198 represents the principal sum issued and outstanding on December 31, 1998.

                                                     AUTHORIZED                  OUTSTANDING
     Common Stock                                200,000,000 shrs             78,152,833 (2) shrs
     Pref. Stock Purchase Warrants                21,250,000                   4,125,000 (3)
     Common Share Warrants
         Conv. Deb. Wts. (LSA)                     2,236,264                   2,236,264
         Conv. Deb Wts. (PTC)                        465,357                     465,357
         Conv. Deb. Wts. (Wardeb)                  2,705,465                   2,705,465
         Consultant Series                         4,825,000 (4)                 200,000 (4)
         Series $0.01                              6,177,478 (5)                 110,000
         Series B  Dunvegan                          245,344                      90,515
         Series C-1 Wardeb                           115,184                     115,184
         Series C-11 Wardeb                           41,893                      41,893
         Series D  Dunvegan                              890                         890
     Loan and Security Agreement Warrants
         Series I ($.499)                                 --                          -- (6)
         Series II ($.001)                                --                          --
     Options                                       1,100,000                     200,000 (7)

During 1998, the Company completed a previously authorized and approved capital restructuring plan.


CONVERTIBLE DEBENTURES

To secure funds, the Company has issued Convertible Debentures. The Debentures bear interest at the rate of eleven percent (11%) compounded semi-annually due at maturity, originally six months after issuance but now extended to June 30, 2000. Each of the Debentures is convertible at $0.15 until August 31, 1999, after which it is convertible at a price per share of Common Stock

--------

         (2) This represents the actual total shares issued and outstanding of record as of December 31, 1998.

         (3) This represents the vested Warrants issued and outstanding as of December 31, 1998, having a $.20 to $.25 exercise price. Up to an additional 4,375,000 Warrants are issuable if and when they vest having exercise prices from $.20 to $.25. See "Preferred Stock Warrants".

         (4) Warrants exercisable to purchase 100,000 shares expire January 31, 1999 and Warrants exercisable to purchase 100,000 shares expire January 31, 2000.

         (5) The total number of Warrants authorized was dependent upon a formula; this represents the actual number originally issued. Warrants for 6,067,478 shares have been exercised.

         (6) The number of Warrants and the prices at which they are exercisable are to be determined by a formula, applied at the date(s) of exercise. See "Loan and Security Agreement Warrants" for a description.

         (7) Options held by the Chairman of the Board to purchase 200,000 shares at a price of $0.25 per share are scheduled to expire October 17, 1999.

based upon the closing bid price for the five trading days prior to the issuance of the Debenture (the "Base Conversion Price"). As an inducement to the lenders, the Company issued to each Debenture holder, as of the date of the issuance of the Debenture, Common Stock Purchase Warrants entitling the holder to purchase that number of shares of Common Stock equal to the number of shares obtainable upon conversion of the Debenture at an exercise price equal to 105% of the Debenture Base Conversion Price. For example, the Debentures issued on May 29, 1997 are convertible to 176,622 shares of Common Stock at a Base Conversion Price of $.3114, while the holder received warrants to purchase an equal number of shares, 176,622, at an exercise price of $.327 per share.

The Company's Convertible Debentures have been issued at various times, in various amounts with various conversion prices:

         Date of Issuance             Principal Amount     Base Conversion Price
         ----------------             ----------------     ---------------------
         November 27, 1996            $115,000.00                  .3534
         December 12, 1996              35,000.00                  .3629
         December 13, 1996              76,270.00                  .3699
         December 27, 1996             116,322.00                  .3562
         January 15, 1997              125,000.00                  .3195
         January 30, 1997               30,364.00                  .3419
         February 4, 1997               73,488.00                  .3251
         February 13, 1997              82,000.00                  .3171
         February 26, 1997             104,414.00                  .3002
         March 3, 1997                  49,125.00                  .2996
         March 7, 1997                 180,000.00                  .3868
         May 7, 1997                    40,000.00                  .2871
         May 20, 1997                   20,000.00                  .2824
         May 29, 1997                   25,000.00                  .3114
         May 29, 1997                   30,000.00                  .3114
         June 2, 1997                   12,000.00                  .3040
         June 5, 1997                   88,000.00                  .2949
         June 16, 1997                  75,000.00                  .2729
         June 30, 1997                 232,881.84                  .2553
         July 28, 1997                  20,000.00                  .2144
         July 29, 1997                  20,000.00                  .1996
         August 7, 1997                 30,000.00                  .2324
         August 15, 1997                30,000.00                  .1851
         August 27, 1997                58,000.00                  .2500
         August 29, 1997                83,000.00                  .2500
         September 15, 1997             39,000.00                  .2500
         September 16, 1997             21,000.00                  .2500
         September 24, 1997             50,000.00                  .2500
         September 29, 1997             35,000.00                  .2500

         Date of Issuance             Principal Amount     Base Conversion Price
         ----------------             ----------------     ---------------------
         October 6, 1997                13,000.00                  .2500
         March 16, 1998                 50,000.00                  .1800
         April 8, 1998                  50,000.00                  .1800
         April 29, 1998                 75,000.00                  .1800
         May 27, 1998                   40,000.00                  .1800
         June 4, 1998                   23,333.00                  .1800
         June 10, 1998                  50,000.00                  .1350
         June 26, 1998                  60,000.00                  .1200
         July 14, 1998                  30,000.00                  .1050
         July 28, 1998                  80,000.00                  .1600
         August 12, 1998                35,000.00                  .1200
         August 21, 1998                25,000.00                  .1150
         August 26, 1998                67,000.00                  .1240
                                    -------------
                                    $2,494,197.84
                                    =============

PREFERRED STOCK

The 25,000,000 shares of Preferred Stock having a par value of $.001 authorized are undesignated as to preferences, privileges and restrictions. As the shares are issued, the Board of Directors must establish a "series" of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series.

To date, the Board of Directors has designated two series, one called the $10 Convertible Redeemable Preferred Stock (considered to be the Series A Preferred Stock), which consists of one hundred thousand shares, and one called the Class B Preferred Stock, which consists of two hundred forty four thousand six hundred seventy eight (244,678)shares.

The $10 Convertible Redeemable Preferred Stock series has been designated as having a $10 per share par value, although the Certificate of Incorporation originally set the par value at $.001 per share. Each share has a liquidating preference of $10 per share plus all accrued and unpaid dividends. This series is entitled to an annual dividend of 10% or $1.00 per share, to be paid prior to the payment of any dividends on the Common stock. The dividends for the first year, under the terms of the Offering Memorandum were to have been withheld from the proceeds of the offering and paid into escrow for subsequent distribution. The Company has not done that and legally may not do so because establishment of the par value at the offering price of $10 prohibits any return of capital while due to its lack of earnings and earned surplus the Company may not declare a dividend. The series is non-voting. Each share of the series is convertible prior to redemption into twenty shares of the Company's Common Stock at the option of the holder. Each share of the series is redeemable by the Company at any time at its option, at a redemption price of $10 plus all accrued and unpaid dividends. No dividends may be declared on the Company's Common Stock until all accrued and unpaid dividends on this series of the Preferred Stock have been paid. Holders of the series have one-time demand registration rights and continuing piggy-back registration rights.

The Series B Cumulative Preferred Stock was created on December 31, 1997 as a concession to Dunvegan Mortgage Corporation to permit conversion of indebtedness under the Loan and Security Agreement of October 19, 1995 by exercise of the related Loan and Security Agreement Warrants without sacrificing the intent of those warrants. See "Loan and Security Agreement Warrants" The Series B Cumulative Preferred Stock has a par value of $.001 per share and an initial stated capital of $10 per share, which is subject to adjustment. This Series is senior to the Common Stock and is senior to all other classes and series except that it is junior to the $10 Convertible Redeemable Preferred Stock with respect to the payment of dividends. Each share has that number of votes equal to the number of shares of Common Stock into which it is convertible on the record date. Subject to adjustment in the event of certain future Common Stock or convertible security issuances, each share is convertible into 20.04010695 shares of Common Stock. These Shares are entitled to receive an annual dividend equal to the greater of:

     -   10% of the stated value, as adjusted from time to time; and

     - the actual dividend per share of Common Stock as declared by the Company's Board of Directors times the number of shares of Common Stock into which each share of Series B Convertible Preferred Stock is convertible on the dividend record date.

The dividend is cumulative, whether or not earned and, to the extent not paid on a quarterly dividend payment date (commencing January 1, 1999), is added to the stated value.

COMMON STOCK

The authorized common equity of the Company consists of 100,000,000 shares of Common Stock, with a $.001 par value, of which 78,152,833 shares of Common Stock are issued and outstanding. Our shareholders approved, at our Annual Meeting of November 6, 1998, an amendment increasing the authorized number of shares of Common Stock to 200,000,000. We have not yet filed a Certificate of Amendment to our Certificate of Incorporation to change the number of authorized shares of Common Stock to 200,000,000 but are in the process of doing so. Shareholders (I) have general ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all assets of the Company available for distribution to shareholders upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. All shares of Common Stock now outstanding are fully paid and nonassessable and all shares of Common Stock to be sold in this offering will be fully paid and nonassessable when issued.

The Common Stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so. The Company, which has had no earnings, has not paid any dividends on its Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. Dividends upon Preferred shares must have been paid in full for all past dividend periods before distribution can be made to the holders of Common Stock. In the event of a voluntary or involuntary liquidation, all assets and funds of the Company remaining after payments to the holders of Preferred Stock will be divided and distributed among the holders of Common Stock according to their respective shares.

COMMON STOCK PURCHASE WARRANTS

There are various types or series of warrants as described as follows:

Consultant Series

The Consultant Series Warrants were issued pursuant to certain consulting and services agreements. Each such Warrant currently outstanding entitles the holder to purchase one share of Common Stock at exercise prices ranging from $.20 to $.25 per share. Future such Warrants, if and when issued upon vesting, will have exercise prices ranging from $.20 to $.25 per share.

$.01 Warrants

The $.01 Warrants were issued as part of Units sold in a private placement in 1995. The number of $.01 Warrants in each Unit was set to provide the investor, who purchased a Unit for a set price of $.50, with an averaged per share price equal to the current market price on the date he invested. Each such Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $.01 per share.

Convertible Debenture Warrants

The Convertible Debenture Warrants were issued to the lenders who purchased the Company's Convertible Debentures. The Warrants, issued as of the date of issuance of the related Convertible Debenture, entitle the holder to purchase the same number of shares as the related Convertible Debenture would be convertible into, at an exercise price of 105% of the related Convertible Debenture's conversion price. The Warrants expire three (3) years after the date of issuance.

RESTRUCTURING WARRANTS

The following described warrants are being issued as a result of the capital restructuring plan. These warrants are referred to as "Preferred Stock" Warrants. However, they are exercisable to purchase Common Stock, provided that a sufficient number of shares of Common Stock remain authorized but unissued. If the number of shares is inadequate, the Company may substitute shares of its 10% Convertible Redeemable Preferred Stock (see description above) which are convertible into twenty (20) shares of Common Stock. At the Annual Meeting of Shareholders held on November 6, 1998, the shareholders approved an increase in the authorized number of shares of Common Stock to 200,000,000. The Company is presently amending its Certificate of Incorporation to increase its authorized Common Stock, which would permit the Company to issue Common Stock upon exercise.

Series B

These Warrants are being issued to Dunvegan Mortgage Corporation or assigns based on a calculation retroactive to December 31, 1997. They are intended to provide Dunvegan with the ability to acquire sufficient shares of Common Stock in addition to the Loan and Security Agreement Warrants described below to maintain the option to acquire 51% of the Company's then issued and outstanding Common Stock, on a fully diluted basis. The Warrants are exercisable at a price of $10 per share of a new series of Preferred Stock, each share of which would be convertible into twenty shares of Common Stock.

Series C-I

These Warrants are being issued retroactive to December 31, 1997 to Wardeb Investment Corporation, in exchange for previously issued Common Stock Purchase Warrants which are being canceled. The Warrants are exercisable at a price of $10 per share of Preferred Stock, each share of which would be convertible into
29.783 shares of Common Stock.

Series C-II

These Warrants are being issued retroactive to December 31, 1997 to Wardeb Investment Corporation, in exchange for previously issued Common Stock Purchase Warrants which are being canceled. The Warrants are exercisable at a price of $10 per share of Preferred Stock, each share of which would be convertible into
40.1176 shares of Common Stock.

Series D

These Warrants are being issued to Dunvegan Mortgage Corporation as a new issuance for a new series of Preferred Stock, each share of which will have 25,000 votes per share. The intent of this issuance is to provide Dunvegan with voting rights equivalent to the number of votes it has otherwise given up as a result of waiving its rights to the delivery of certain common shares and warrants.

LOAN AND SECURITY AGREEMENT WARRANTS

On or about October 19, 1995, Dunvegan Mortgage Corporation, a Delaware corporation of which Sheldon Fenton, current CEO of Veridien, is also an officer and a director, and loan participants agreed to loan us $2,500,000.00 represented by a Master Promissory Note collateralized by a Security Interest on all of our assets and our subsidiaries. We have drawn down the entire amount. As a part of the loan transaction, we agreed to issue Dunvegan Mortgage Corporation, its assigns and its loan participants (collectively "Dunvegan") two series of warrants, one series exercisable at $.001 per share and the other series exercisable at $.499 per share. The warrants must be exercised in tandem and the number of warrants of each series to be exercised is determined by a formula.

The formula requires that Dunvegan be issued that number of warrants, each warrant to purchase one (1) share of Common Stock, such that after exercise of all such warrants, Dunvegan could own 51% of the total number of shares then issued and outstanding, on a fully diluted basis. For example, the adjusted (corrected) number of shares issued and outstanding on a fully diluted basis, on July 31, 1998, excluding Dunvegan, was 61,587,238. However, Dunvegan had waived its rights with respect to the issuance of 5,745,000 shares. Accordingly, if Dunvegan were to have exercised on that date it would have received warrants to purchase that number of shares which would equal 51% of the total shares issued and outstanding after exercise of those Warrants, excluding the waived shares. This would have been 58,121,513 shares. (As of December 31, 1998, this would be 61,794,461 shares of which the common share equivalent of 36,620,422 shares had been exercised.)

The price of the warrants to be issued is also determined by the formula. The combination of $.499 and $.001 Warrants to be exercised is calculated by (I) dividing the $2,500,000 principal amount of the loan by the number of shares needed to be acquired to achieve up to the 51% position so as to determine a per share price and then (ii) calculating the number of $.499 shares and $.001 shares required to approximate that per share price as an average.

On September 14, 1998 Dunvegan exercised warrants and converted $1,575,166 principal of its loan under the Loan and Security Agreement to 33,530,973 shares of Common Stock and 154,163 shares of Series B Cumulative Preferred Stock. Dunvegan itself retained all of the Series B Cumulative Preferred Stock and 20,610,551 shares of the Common Stock and distributed the balance of the Common Stock to its loan syndicate participants. Following such exercise and conversion, Dunvegan Mortgage Corporation assigned the balance of the loan outstanding ($924,834.00) and the remaining Loan and Security Agreement Warrants to 1192615 Ontario Limited, a company owned by Mr. Fenton's brother. Mr. Fenton disclaims any beneficial interest in such loan balance or in the remaining Loan and Security Agreement Warrants.

DIVIDEND POLICY.

We have never had net profits on operations and therefore are currently proscribed under the Delaware General Corporation Law from declaring dividends. We have not paid any cash dividends on our Common Stock or our Preferred Stock. Moreover, our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including the Company's earnings, financial condition, capital requirements, and other factors.

At present there is a series of 100,000 shares of Preferred Stock, created on April 3, 1995, titled "10% Cumulative Convertible Redeemable Preferred Stock". These shares are entitled to receive an annual dividend of $1.00 per share before any dividend is paid to holders of the Common

Stock. Any dividend not declared and paid is accumulated and must be paid before any dividend or distribution is made on our Common Stock. As of December 31, 1998 the accumulated dividend is $30,995.

Also, at present there is a series of 244,678 shares of Preferred Stock created on December 31, 1997, titled "Series B Convertible Preferred Stock". These Shares are entitled to receive an annual dividend equal to the greater of :

     -   10% of the stated value, as adjusted from time to time; and

     - the actual dividend per share of Common Stock as declared by the Company's Board of Directors times the number of shares of Common Stock into which each share of Series B Convertible Preferred Stock is convertible on the dividend record date. The dividend is cumulative, whether or not earned and, to the extent not paid on a quarterly dividend payment date (commencing January 1, 1999) is added to the stated value.


PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)      Our Common Stock is traded on the NASDAQ Bulletin Board.
(b) Our Common Stock was listed on the NASDAQ Bulletin Board on approximately December 20, 1993. The closing price on that date was $0.87 Prior to that date our stock was traded on the Pink Sheets.
(c) The Company's Common Stock is approved for trading on the NASDAQ Bulletin Board, trading under the stock symbol "VRDE". The chart below breaks down the high bid and the low bid prices for each of the last 8 quarters (as reported by NASDAQ Trading & Market Services) which quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions. During 1997 and 1998, its high and low bid and asked prices were as follows:

                  Quarter Ended                      High Bid                   Low Bid
                  -------------                      --------                   -------
                  December 31, 1998                   $.10                       $.04
                  September 30, 1998                   .17                        .07
                  June 30, 1998                        .24                        .06
                  March 31, 1998                       .45                        .21
                  December 31, 1997                    .50                        .20
                  September 30, 1997                   .62                        .14
                  June 30, 1997                        .44                        .23
                  March 31, 1997                       .45                        .21

On March 4, 1999 the closing prices of the Company's Common Stock were $0.125 bid and $0.133 asked, as quoted on the NASDAQ Bulletin Board.

To date no dividends have been declared or paid on the Common Stock. (See part I, Item 8, "Dividend Policy")

Veridien Corporation was formed in June, 1991 under the laws of the State of Delaware. We initially authorized the issuance of 50,000,000 shares of Common Stock, and 25,000,000 shares of Preferred Stock, both having a par value of $.001. On February 20, 1996 we filed a Certificate of Amendment to our Certificate of Incorporation to change the number of authorized shares of Common Stock to 100,000,000 shares at a par value of $.001. Our shareholders approved, at our Annual Meeting of November 6, 1998, an amendment increasing the authorized number of shares of Common Stock to 200,000,000.

There are approximately 1,862 holders of record of our Common Stock.

DIVIDEND. We have never had net profits on operations and therefore are currently proscribed under the Delaware General Corporation Law from declaring dividends. We have not paid any cash dividends on our Common Stock or our Preferred Stock. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including the Company's earnings, financial condition, capital requirements, and other factors.

At present there is a series of 100,000 shares of Preferred Stock, created on April 3, 1995, titled "10% Cumulative Convertible Redeemable Preferred Stock". These shares are entitled to receive an annual dividend of $1.00 per share before any dividend is paid to holders of the Common Stock. Any dividend not declared and paid is accumulated and must be paid before any dividend or distribution is made on our Common Stock.

Also, at present there is a series of 244,678 shares of Preferred Stock created on December 31, 1997, titled "Series B Convertible Preferred Stock". These Shares are entitled to receive an annual dividend equal to the greater of :

         -        10% of the stated value, as adjusted from time to time; and

         - the actual dividend per share of Common Stock as declared by the Company's Board of Directors times the number of shares of Common Stock into which each share of Series B Convertible Preferred Stock is convertible on the dividend record date.

The dividend is cumulative, whether or not earned and, to the extent not paid on a quarterly dividend payment date (commencing January 1, 1999) is added to the stated value.


ITEM 2.  LEGAL PROCEEDINGS

Except for the two legal actions and FAA proposed penalty described below, we are not a party to any pending legal proceedings. We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers or directors, respectively, in their capacities as such.

A lawsuit was filed against Veridien Corporation on November 4, 1997 by Michael
L. Childers as

Trustee of the Money Purchase Plan and Michael L. Childers and Deana F. Childers as Joint Tenants in the Circuit Court of the Sixth Judicial Circuit in and for Pinellas County, Florida. The suit alleges that Veridien made misleading statements including that the Food & Drug Administration (FDA) had approved a new product developed by Veridien. Veridien is accused of publishing "Misinformation and fail(ing) to disclose the material, negative information at a time when it did not know whether the information was true or was false." The Plaintiffs bought 5,900 shares of stock at $6.00 per share whose value has been "dramatically" reduced to less then $.50 per share. Plaintiffs seek damages in excess of $15,000 in a trial by jury. The Company is actively defending this law suit.

Veridien Corporation is a defendant in an action brought by Creative Technologies, Inc. ("CTI") of Greenville, South Carolina. In the action, docketed to No. 98-CP-23-2521 in the Court of Common Pleas of Greenville County, South Carolina, CTI seeks to recover $45,000 claimed to be due and owing as the result of the settlement of a consulting contract. In addition, CTI claims actual damages, punitive damages, prejudgment interest and other remedies for alleged false product representations which CTI relied upon in representing Veridien to its clients. The Company has been actively defending this law suit and the parties have entered into a settlement agreement.

On November 30, 1998, under Case No. 97-GL-76-0135 the Federal Aviation Administration proposed to assess a civil penalty against the Company in the amount of $60,000 for one incident which lead to alleged violations of various Hazardous Material Regulations. This proposed civil penalty is based upon a shipment made by a Company employee of product samples intended for use at a trade show. It is proported that the samples were not marked as required under the Hazardous Material Regulations nor was the shipment accompanied by a "Shipper's Certification of Declaration of Dangerous Goods". The Company did not direct or authorize the actions of the employee. The Company is actively contesting the civil penalty and has retained a specialist in such matters seeking to present facts and circumstances which do not warrant a civil penalty.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have selected Carter & Cartier P.A., CPA's with offices at 424 Central Avenue, Suite 1000, St. Petersburg, Florida 33701, as our independent accountants and auditors, for the audit of our financial statements for 1997 and 1998. We have included our audited financial statements for the fiscal years ended December 31, 1997 and December 31, 1998, in this filing in reliance on the report of that firm and upon the authority of that firm as expert in auditing and accounting.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

During 1995 the Company made a private placement under Section 4(2) of Units consisting of shares of its 10% Convertible Redeemable Preferred Stock and its $.01 Warrants.

1996

On March 19, 1996, an investor in the 1995 private placement converted 7,065 shares of the Preferred Stock to 141,300 shares of the Company's Common Stock and exercised 402,162 Warrants to purchase 402,162 shares of the Company's Common Stock. These issuances were considered exempt from registration by reason of Sections 3(a)(9) and 4(2) of the Securities Act.

On June 27, 1996, another investor in the 1995 private placement converted 4,800 shares of the Preferred Stock to 96,000 shares of the Company's Common Stock and exercised 304,000 Warrants to purchase 304,000 shares of the Company's Common Stock. These issuances were considered exempt from registration by reason of Sections 3(a)(9) and 4(2) of the Securities Act.

On or about August 1, 1996 the Company issued 250,000 shares of its Common Stock to its terminated President/CEO as a severance payment in lieu of remaining salary. This issuance was considered exempt from registration by reason of
Section 4(2) of the Securities Act.

On August 8, 1996, another investor in the 1995 private placement converted 1,000 shares of the Preferred Stock to 20,000 shares of the Company's Common Stock . This issuance was considered exempt from registration by reason of
Section 3(a)(9) of the Securities Act.

On or about September 1, 1996, various other investors in the 1995 private placement converted 24,065 shares of the Preferred Stock to 481,300 shares of the Company's Common Stock . These issuances were considered exempt from registration by reason of Section 3(a)(9) of the Securities Act.

On or about September 1, 1996 the Company issued Warrants to purchase 100,000 shares of its Common Stock and 300,000 shares of its Common Stock respectively to two companies as payment for services. These issuances were considered exempt from registration by reason of Section 4(2) of the Securities Act.

On or about September 26, 1996 the Company issued 2,930 shares of its Common Stock to an investor in the 1995 private placement to settle a disagreement about the amount of funds invested and the shares to which the investor was entitled. This issuance was considered exempt from registration by reason of
Section 4(2) of the Securities Act.

On or about September 1, 1996 another investor in the 1995 private placement converted 250 shares of the Preferred Stock to 5,000 shares of the Company's Common Stock and exercised 155,000 Warrants to purchase 155,000 shares of the Company's Common Stock. These issuances were considered exempt from registration by reason of Sections 3(a)(9) and 4(2) of the Securities Act.

At various times between November 27, 1996 and December 27, 1996 an investor advanced funds totaling $342,592 and was issued Convertible Debentures for that principal sum together with 954,610 Convertible Debenture Warrants. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act.

1997

On January 31, 1997 the Company issued 100,000 Common Stock Purchase Warrants as compensation for services of a company. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act.

On November 14, 1997 an investor in the 1995 private placement exercised 91,111 Warrants to purchase 91,111 shares of the Company's Common Stock. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act.

On November 19, 1997 the Company issued 1,000,000 shares of its Common Stock to an investor in a private placement. This issuance was considered exempt by reason of Rule 506 of Regulation D and Section 4(2) of the Securities Act.

On December 4, 1997 an investor in the 1995 private placement exercised 4,535 Warrants to purchase 4,535 shares of the Company's Common Stock. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act.

At various times during 1997 various lenders advanced funds totaling $1,566,272 and were issued Convertible Debentures for that principal sum together with 5,534,138 Convertible Debenture Warrants. These issuances were considered exempt from registration by reason of Section 4(2) of the Securities Act.

1998

On February 13, 1998 the entity to which the Company had previously issued 300,000 Common Stock Purchase Warrants for services in 1996 exercised such Warrants. This issuance was considered exempt from registration by reason of
Section 4(2) of the Securities Act.

On February 13, 1998 the Company issued 231, 667 shares of its Common Stock as compensation for services. This issuance was considered exempt from registration by reason of Section 4(2) of the Act.

On April 1, 1998 another investor in the 1995 private placement converted 5,000 shares of the Preferred Stock to 100,000 shares of the Company's Common Stock . This issuance was considered exempt from registration by reason of Section 3(a)(9) of the Securities Act.

On April 1, 1998 the Company issued 450,000 shares of its Common Stock to an investor in the 1995 private placement for a promissory note for $22,500 to settle a dispute about the conversion ratio. This issuance was considered exempt from registration by reason of Sections 3(a)(9) and 4(2) of the Securities Act.

On September 14, 1998 the Company issued 122,500 shares of its Common Stock to a creditor upon conversion of existing indebtedness. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act.

On September 14, 1998 another investor in the 1995 private placement converted 10,000 shares of the Preferred Stock to 200,000 shares of the Company's Common Stock and exercised 911,111 Warrants to purchase 911,111 shares of the Company's Common Stock. In addition, in lieu of the accrued dividend on the Preferred Stock the Company issued 73,059 shares of its Common Stock. These issuances were considered exempt from registration by reason of Sections 3(a)(9) and 4(2) of the Securities Act.

On September 14, 1998 investors under the Loan and Security Agreement were issued 33,530,973 shares of the Company's Common Stock upon exercise of the Loan and Security Agreement Warrants and received 154,163 shares of the Series B Preferred Stock. These issuances were considered exempt from registration by reason of Sections 3(a)(9) and 4(2) of the Securities Act.

On November 24, 1998 the Company issued 221,055 shares of its Common Stock as compensation for past services. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act.

On December 15, 1998 the Company issued 1,000,000 shares of its Common Stock to an investor in a private placement. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act.

At various times after July 31, 1998 the Company issued 6,929,295 shares of its Common Stock in an offering conducted under Rule 504 of Regulation D. These issuances were considered exempt from registration by reason of Rule 504 of Regulation D and Section 3(b) of the Securities Act.

At various times during 1998 various lenders advanced funds totaling $585,333 and were issued Convertible Debentures for that principal sum together with 4,029,540 Convertible Debenture Warrants. These issuances were considered exempt from registration by reason of Section 4(2) of the Securities Act.

1999

At various times to February 28, 1999 the Company issued 3,866,226 shares of its Common Stock for cash and 428,572 shares of its Common Stock for services in a continuation of the offering conducted under Rule 504 of Regulation D. These issuances were considered exempt from registration by reason of Rule 504 of Regulation D and Section 3(b) of the Securities Act.

During the period to February 28, 1999 the Company issued 3,450,000 shares of its Common Stock to eight investors in a private placement. This issuance was considered exempt from registration by reason of Section 4(2) of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE GENERAL CORPORATION LAW

Section 145 of the Delaware General Corporation Law contains provisions authorizing our indemnification of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents of the Company or of certain other entities. The law also provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section 145(g) also contains provisions authorizing the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not the Company would have the power to indemnify such person against such liabilities under the provisions of the Section

The indemnification and advancement of expenses provided pursuant to Section 145(f) are not exclusive, and subject to certain conditions, we may make other or further indemnification or advancement of expenses of any of our directors, officers, employees or agents. Because our Articles of Incorporation, as amended, do not otherwise provide, notwithstanding our failure to provide indemnification and despite a contrary determination by the Board of Directors or our shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply to a court of competent jurisdiction for indemnification or advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 145(c) because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 145(b) or because the court determines that the petitioner is fairly and reasonably entitled indemnification or advancement of expenses or both in view of all the relevant circumstances.

ARTICLES OF INCORPORATION AND BY-LAWS

The Articles of Incorporation and By-laws of the Company, as amended, empower the Company to indemnify our current or former directors, officers, employees or agents of the Company or persons serving by our request of the Company in such capacities in any other enterprise or persons who have served by our request of the Company in such capacities in any other enterprise to the full extent permitted by the laws of the State of Delaware.

LIMITATION ON LIABILITY

Our Articles of Incorporation limit directors' and officers' liabilities to the maximum permitted under Delaware Law. Thus, even if such an officer or director loses a lawsuit, it is possible, unless such officer or director was guilty of gross negligence or willful misconduct in the performance of his/her duties, that we or our insurance carrier will pay the amount of such judgment or settlement and reasonable legal fees.

OFFICERS AND DIRECTORS LIABILITY INSURANCE

At present, we maintain Officers and Directors Liability Insurance with Executive Risk Indemnity, Inc. of Dover, Delaware.

INDEMNITY AGREEMENTS

At present, we do not have indemnity agreements in place with any of our current officers or directors.

SEC POSITION ON INDEMNIFICATION FOR SECURITY ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.





                                    Veridien Corporation
                                    --------------------------------------------
                                    (Registrant)


Date                                By
    ------------------------          ------------------------------------------
                                           Andrew T. Libby, Jr., COO



                                    By
                                      ------------------------------------------
                                             Sheldon C. Fenton, CEO

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                       Consolidated Financial Statements
                        and Independent Auditors' Report

                           December 31, 1998 and 1997

                          INDEPENDENT AUDITORS' REPORT

[LOGO]
CARTER and CARTIER P.A.
Certified Public Accountants

To the Board of Directors
Veridien Corporation

We have audited the accompanying consolidated balance sheets of Veridien Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related statements of operations, changes in deficit in stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Veridien Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company, since its inception, has sustained substantial losses, has a deficit in stockholders' equity, a deficit in working capital, and is experiencing a continued cash flow deficiency. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in Note
B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Carter and Cartier P.A.

Carter and Cartier, P.A.

February 24, 1999

SUITE 1000, FIRST UNION TOWER
424 CENTRAL AVENUE
ST. PETERSBURG, FLORIDA 33701-3828
(813)821-4900
FAX (813)823-0558

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                                                         1998           1997
                                                         ----           ----

                                       Assets
                                       ------

Current assets:
  Cash                                                 $ 17,158       $ 88,045
  Accounts receivable - trade
    Less allowance for doubtful accounts
    Of $6,096 and $24,231, respectively                 203,148         59,382
  Note receivable                                        22,500             --
  Inventory                                              92,549        227,978
  Prepaid expenses and other current assets              20,580         19,272
                                                       --------       --------
     Total current assets                               355,935        394,677

Property and equipment:
    Leasehold Improvements                               83,806         83,806
    Furniture and fixtures                              372,697        356,490
                                                       --------       --------
                                                        456,503        440,296

    Less accumulated depreciation                       414,333        399,778
                                                       --------       --------
                                                         42,170         40,518

Other Assets:
    Patents, less accumulated amortization of
     $482,378 and $479,230, respectively                 32,004         35,152
    Loan costs, less accumulated amortization of
     $49,633 and $33,541, respectively                   28,160         44,251
    Security deposits and other assets                   40,389         40,389
                                                       --------       --------
                                                        100,553        119,792
                                                       --------       --------

                                                       $498,658       $554,987
                                                       ========       ========



        See accompanying notes to the consolidated financial statements.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                     Consolidated Balance Sheets - Continued

                           December 31, 1998 and 1997

                                                                                         1998                1997
                                                                                         ----                ----

                        Liabilities and Deficit in Stockholders' Equity
                        -----------------------------------------------


Current liabilities:
  Notes payable                                                                     $  1,066,273        $  2,704,460
  Accounts payable                                                                       244,343             353,611
  Accrued compensation                                                                    39,000              12,483
  Other accrued liabilities                                                              949,059             673,513
  Due to stockholders                                                                    189,321              24,157
  Deferred revenue - licensing agreement                                                  87,418                  --
                                                                                    ------------        ------------
    Total current liabilities                                                          2,575,414           3,768,224

Convertible debentures                                                                 2,494,198           1,908,865

Undesignated preferred stock, $.001 par value, 25,000,000 shares authorized

Convertible redeemable preferred stock,
     $10 par value, 100,000 authorized; 6,000 and 16,000
     issued and outstanding at December 31, 1998
     and 1997                                                                             60,000             160,000
Series B Preferred Stock,
     $.001 par value, 245,344 authorized, 154,163 and 0
     issued and outstanding at December 31, 1998 and 1997                                    154                  --

Deficit in stockholders' equity
    Common stock - $.001 par value; 200,000,000 shares
    authorized, 78,152,833 and 33,463,173 shares issued
    and outstanding at December 31, 1998 and 1997                                         78,154              33,464
  Additional paid-in capital                                                          22,858,790          17,796,043
  Common stock warrants                                                                   26,399           2,599,288
  Accumulated deficit                                                                (27,589,451)        (25,705,897)
                                                                                    ------------        ------------
                                                                                      (4,626,108)         (5,277,102)
  Stock subscriptions receivable                                                           5,000               5,000
                                                                                    ------------        ------------
                                                                                      (4,631,108)         (5,282,102)
                                                                                    ------------        ------------
                                                                                    $    498,658        $    554,987
                                                                                    ============        ============


        See accompanying notes to the consolidated financial statements.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                      Consolidated Statements of Operations

                     Years ended December 31, 1998 and 1997

                                               1998                1997
                                               ----                ----

Sales                                    $    820,065        $    869,319

Operating costs and expenses:
 Cost of sales                                601,037             589,215
 General and administrative                 1,399,251           1,627,518
 Research and development                     377,344             245,404
                                         ------------        ------------

                                            2,377,632           2,462,137
                                         ------------        ------------
    Loss from operations                   (1,557,567)         (1,592,818)

Other Income (expense):
 Interest expense                            (525,872)           (413,882)
 Rental income                                 51,290               3,459
 Licensing fees                               145,696                  --
 Miscellaneous                                     --              23,954
 Interest income                                2,899               6,213
                                         ------------        ------------
                                             (325,987)           (380,256)
                                         ------------        ------------
    Net loss                             $ (1,883,554)       $ (1,973,074)
                                         ============        ============

Net loss per common share                $       (.04)       $       (.06)
                                         ============        ============

Weighted average shares outstanding        48,299,890          32,549,756
                                         ============        ============




        See accompanying notes to the consolidated financial statements.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

      CONSOLIDATED STATEMENT OF CHANGES IN DEFICIT IN STOCKHOLDERS' EQUITY
                     Years ended December 31, 1998 and 1997

                                                   Number                   Additional
                                                   common      Common        paid-in          Stock         Accumulated
                                                   shares       stock        capital         warrants         deficit
                                                 ----------------------------------------------------------------------

Balances at January 1, 1997                      32,367,527    $32,367    $ 17,561,242     $ 2,608,092     $(23,732,823)

Exercise of stock warrants for notes                 91,111         91           8,109          (7,289)              --
Exercise of stock warrants for cash                   4,535          6           1,554          (1,515)              --
Issuance of stock warrants for cash               1,000,000      1,000         249,000              --               --
Amortization of preferred stock costs                    --         --         (23,862)             --               --
Net (loss)                                               --         --              --              --       (1,973,074)
                                                 ----------------------------------------------------------------------
Balances at December 31, 1997                    33,463,173     33,464      17,796,043       2,599,288      (25,705,897)


Exercise of warrants conversion for services        300,000        300            (300)             --               --
Issuance of stock for services                      452,722        453         123,347              --
Conversion of preferred shares to common                 --
 correction to prior conversion                     100,000        100            (100)             --               --
Issuance of stock for note                          450,000        450          22,050              --               --
Issuance of stock for debt conversion               742,500        743         178,757              --
Conversion of preferred shares to common                 --
 and exercise of warrants                         1,184,170      1,184         185,391         (72,889)              --
Conversion of partial loan/security agreement    33,530,973     33,531       4,041,481      (2,500,000)              --
Proceeds from Section 504 offering                6,929,295      6,929         463,121              --               --
Proceeds from Private Placement                   1,000,000      1,000          49,000              --
Net (loss)                                               --         --              --              --       (1,883,554)
                                                 ----------------------------------------------------------------------
Balances at December 31, 1998                    78,152,833    $78,154    $ 22,858,790     $    26,399     $(27,589,451)
                                                 ======================================================================


                                                    Stock      Stockholders'
                                                 subscriptions    equity
                                                  receivable     (deficit)
                                                 --------------------------

Balances at January 1, 1997                      $(5,000)       $(3,536,122)

Exercise of stock warrants for notes                  --                911
Exercise of stock warrants for cash                   --                 45
Issuance of stock warrants for cash                   --            250,000
Amortization of preferred stock costs                 --            (23,862)
Net (loss)                                            --         (1,973,074)
                                                 --------------------------
Balances at December 31, 1997                     (5,000)        (5,282,102)


Exercise of warrants conversion for services          --                 --
Issuance of stock for services                        --            123,800
Conversion of preferred shares to common
 correction to prior conversion                       --                 --
Issuance of stock for note                            --             22,500
Issuance of stock for debt conversion                               179,500
Conversion of preferred shares to common
 and exercise of warrants                             --            113,686
Conversion of partial loan/security agreement         --          1,575,012
Proceeds from Section 504 offering                    --            470,050
Proceeds from Private Placement                                      50,000
Net (loss)                                            --         (1,883,554)
                                                 --------------------------
Balances at December 31, 1998                    $(5,000)       $(4,631,108)
                                                 ==========================




        See accompanying notes to the consolidated financial statements.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                     Years ended December 31, 1998 and 1997



                                                              1998            1997
                                                              ----            ----
Cash flows from operating activities
 Net (loss)                                               $(1,883,554)    $ (1,973,074)
 Adjustments to reconcile net (loss) to net cash
 (used) by operating activities:
  Depreciation and amoritization                               33,794           61,500
 (Increase) decrease in:
  Accounts receivable                                        (143,766)          (4,223)
  Prepaid and other current assets                             (1,308)          (9,238)
  Inventories                                                 135,429         (134,837)
Increase (decrease) in:
 Accounts payable and accrued expenses                        192,795          274,364
 Due to stockholders                                          165,164         (165,257)
 Deferred revenue                                              87,418               --
                                                          -----------       ----------
Net cash (used) by operating activities                     (1,414,028)      (1,950,765)


Cash flow from investing activities:
 Purchases of property and equipment                          (16,207)          (3,949)
 Patent development                                                --          (20,283)
                                                          -----------       ----------
Net cash (used) by investing activities                       (16,207)         (24,232)

Cash flow from financing activities:
 Proceeds from convertible debentures                         585,333        1,566,273
 Net proceeds from borrowings                                  86,979          129,757
 Proceeds from sale of preferred and common stock             687,036          250,956
                                                          -----------       ----------
Net cash provided by financing activities                   1,359,348        1,946,986
                                                          -----------       ----------

Net (decrease) in cash                                        (70,887)         (28,011)
Cash at beginning of year                                      88,045          116,056
                                                          -----------       ----------
Cash at end of year                                       $    17,158       $   88,045
                                                          ===========       ==========


        See accompanying notes to the consolidated financial statements.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1.  Organization, Business and Control

On June 4, 1991, the Company was incorporated in Delaware as "VCT Acquisitions II, Inc." The Company then acquired all of the assets of another Delaware corporation called Viral Control Technology, Inc. On September 13, 1991, the Company changed its name to Viral Control Technology, Inc. Subsequently, on November 8, 1991, the Company again changed its name and became Veridien Corporation (the Company).

The "Viral Control Technology, Inc." from which the Company acquired its assets was created on August 3, 1989, by a reverse acquisition of a public shell called Valencia Enterprises, Inc., by a private company named Viral Control Technology, Inc. The original Viral Control Technology, Inc., was organized in Delaware on August 10, 1988, while Valencia Enterprises was organized in Utah on February 10, 1984. Valencia, which had changed its name to Viral Control Technology, Inc., after the reorganization, was redomesticated in Delaware on December 14, 1990. The original private company called Viral Control Technology, Inc., was organized by Paul L. Simmons and his wife.

The Company was founded to develop disinfectants and sterilants which will pose no hazard to people who use them and will not harm the environment. To this end, the Company has developed a hard surface disinfectant (VIRAHOL(R)), which has been registered with the Environmental Protection Agency (EPA), and a cold chemical sterilant (STERIHOL(R)), for which the Company is currently seeking regulatory approval. The Company's research and development efforts are currently focused on further development of infection control chemicals and on devices, both medical and commercial, which utilize the Company's liquid products and are in keeping with the corporate philosophy of environmentally friendly products. In June 1996, the Company added Vira-RD12(TM) a heavy-duty rotational disinfectant and Vira-CD7(TM) a detergent disinfectant for large areas to its infection control line.

In October 1995, the Company entered into a 10% Convertible Senior Secured Term Loan agreement to finance marketing efforts for its line of products, to fund operating cash flow deficiencies, and to continue its research and development activities.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-
CONTINUED

The agreement requires the Company to issue to the lender warrants, in sufficient quantity, that at all times the loan agreement is in force the lender can obtain 51% of all classes of outstanding stock for a $2,500,000 exercise price. During 1998, $1,575,166 of the debt and the lender's warrants were converted into 33,530,973 common shares. During 1998, the Company was authorized to increase its capital structure to 200,000,000 authorized shares of common stock.

2.  Principles of Consolidation

The accompanying financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All intercompany balances and transactions have been eliminated in consolidation.

3.  Accounting Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.  Accounts Receivable

The Company uses the allowance method of accounting for doubtful accounts. The year-end balance is based on historical collections and management's review of the current status of existing receivables and estimate as to their collectibility.

5.  Inventories

Inventories, consisting primarily of raw materials and finished goods, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. At December 31, 1998, raw materials and finished goods amounted to approximately $64,000 and $29,000, respectively. At December 31, 1997, raw materials and finished goods amounted to approximately $78,000 and $150,000, respectively.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

6.  Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over their estimated useful lives ranging from three to seven years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

7.  Patents

The Company capitalizes certain costs, primarily legal and other fees, related to patents. Accumulated costs are amortized over the estimated lives of the patents using the straight-line method, commencing at the time the patents are issued.

8.  Loan Costs

Loan costs are amortized by the straight-line method over the term of the respective loans.

9.  Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-
CONTINUED

10.  Reclassification

Certain reclassifications have been made to the 1997 financial statements to be in conformity with the 1998 presentation.

11.  Net Loss per Share

Net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Weighted average number of common shares outstanding is calculated as the sum of the month-end balances of shares outstanding, divided by the number of months. The weighted average shares outstanding were 48,299,890 and 32,549,756 for the years ended December 31, 1998 and 1997, respectively. Common stock equivalents (stock options, warrants, convertible debentures and convertible redeemable preferred stock) are not included in the weighted average number of common shares because the effects would be anti-dilutive.

NOTE B - REALIZATION OF ASSETS

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. Since inception, the Company has incurred losses of approximately $27.6 million, resulting primarily from research and development, sales and marketing, and administrative expenses being substantially in excess of sales revenue. The Company has a deficit in stockholders' equity of $4,631,108, a deficit in working capital of $2,219,479, and is experiencing a continuing cash flow deficiency.

For the year ended December 31, 1998, the Company's operating activities resulted in cash outflows of $1,414,028. In addition, the Company used $16,207 for patent development and equipment purchases. In order to fund these cash outflows, the Company sold $687,036 of preferred and common stock and received net proceeds of $672,312 from notes payable and convertible debentures. These proceeds, together with the cash balance at the beginning of the year, did not fund the Company's cash outflows, resulting in a net cash decrease of $70,887 for the year ended December 31, 1998.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE B - REALIZATION OF ASSETS-CONTINUED

The company plans to utilize its current debt financing arrangements and pursue additional equity and debt financing while managing cash flow in an effort to provide funds to increase revenues to support operations, research and development activities. Management anticipates cash flow from product sales will meet and exceed cash requirements in the Fall of 1999. The company plans to pursue additional cash through sales of equity, through Rule 504 and 506 offering(s).

In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon the continued operations of the Company and that such operations will be profitable and provide adequate cash flows. Further, the ability of the Company to continue its operations and successfully defend itself against potential claims or assessments is dependent on the ability to obtain additional debt and equity financing, employ cash management techniques and aggressively market its products.

The consolidated financial statements do not contain any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE C - RELATED PARTY TRANSACTIONS

In March 1996, the Company entered into a repayment agreement with the principal stockholder to reimburse for costs incurred in prior years for the development of certain products. The agreement provides for the repayment of $169,000 from a percentage of income derived from future product sales or earlier at the option of the Company. The amount was charged to research and development expense for the year ended December 31, 1996. During 1997, the Company exercised its option and paid the balance due.

In June 1996, the Company entered into a settlement and general release agreement with the then Chief Executive Officer and Chairman of the Board for voluntary resignation of employment and resignation from the Board of Directors. The agreement provides for the payment of $135,000 in twelve equal monthly installments. In addition, the Company delivered 250,000 shares of common stock and assumed an existing note payable to the principal stockholder in the amount of $32,000. This obligation was satisfied in full during 1997.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE C - RELATED PARTY TRANSACTIONS-CONTINUED

At December 31, 1998 and 1997, the Company owed $189,321 and $24,157, respectively to stockholders who have made advances of cash or material to the Company.

During 1998, the Company purchased $104,444 of inventory from a company owned by a shareholder and has recorded the advance in Due to stockholder. The Company has the ability to convert the advances into Company common stock at $.20 per share.

The Company has entered into numerous financing transactions with Dunvegan Mortgage Corporation, a corporation of which the Company's President and CEO is an officer and a director. These transactions are detailed elsewhere in these footnotes.

NOTE D - NOTES RECEIVABLE

The Company issued 450,000 of common stock to a shareholder in exchange for a note receivable in the amount of $22,500. The note is non-interest bearing, can be satisfied in full by the return of the Company common stock, and is due in full on December 31, 1999. At December 31, 1998, the 450,000 common shares had an approximate market value of $27,000.

NOTE E - NOTES PAYABLE

In October 1995, the Company secured a 10% Convertible Senior Secured Term Loan of up to $2,500,000 with a mortgage company of which the Company's current President and CEO (since June 1998) is an officer and director. During 1998, the mortgage company and loan participants converted $1,575,166 of the $2,500,000 debt into 33,530,973 common shares. On October 5, 1998, the remaining balance of $924,834 was assigned to another lender. The maturity date and other terms remain the same.

The loan agreement grants the lender warrants to purchase 51% of the Company's outstanding common and preferred stock. The note is collateralized by the assets and intellectual properties of the Company and its subsidiaries and requires semi-annual payments of interest only with the entire principal balance due in November 2000. As of December 31, 1998, the Company was advanced $924,834 and has accrued $308,995 of interest under the agreement. The Company has been in technical default on the loan since March 1996 with respect to certain financial criteria. Furthermore, the lender has not waived compliance regarding these criteria and has continued to fund

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE E - NOTES PAYABLE-CONTINUED

the monthly working capital needs of the Company, as previously agreed. Accordingly, the accompanying consolidated financial statements have presented the amounts advanced under the note as a current liability.

During 1998, the original lender advanced $75,000 under a short-term bridge loan at 0% stated interest rate.

The company has negotiated promissory notes with a leasing company at varying terms and maturities. The remaining balance amounted to $66,439 and $54,460 at December 31, 1998 and 1997, respectively. The Company renegotiated the loans during April 1998. The note carries an interest rate of 9% per annum payable monthly, with principal payments of $21,924 due on May 1, 1999, and 2000, with the remaining principal due on May 1, 2001.

The Company had borrowed funds from an individual in the amount of $150,000 at December 31, 1997. Interest at 8% per annum is payable quarterly starting September 20, 1997. During the second quarter of 1998, the note and all accrued interest thereon was converted by the holder to equity.

NOTE F - DEFERRED REVENUE/LICENSING FEES

During 1998, the Company entered into a marketing agreement with a Canadian company and awarded exclusive sales rights in Canada for a period of five years. The Company is entitled to minimum annual license fees and in 1998 received $233,114 for year one. The initial period for determining sales subject to the licensing agreement is February 28, 1998, through June 30, 1999. At December 31, 1998, $87,418 of this licensing fee has been deferred.

Minimum annual license fees have scheduled increases through approximately $676,000 in year five. The licensing fees are based on 10% of sales as defined in the agreement and are subject to a yearly minimum.

NOTE G - CONVERTIBLE DEBENTURES

During 1998 and 1997, the Company received $585,333 and $1,566,273, respectively of proceeds from the sale of convertible debentures to various investment companies, including a company of which this Company's President and CEO is an officer and director. Terms and conditions of these funding transactions were comparable to other

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE G - CONVERTIBLE DEBENTURES-CONTINUED

sources available to the Company. Interest is accrued at various rates from 10%
- 11% per annum, compounded in full at maturity of December 31, 1998. Prior to the retirement of the debentures, the investment companies may convert any or all amounts owed into common stock. The conversion price for each debenture ranges from $.1050 to $.3868 per share. The conversion privilege terminates when all principal plus interest due has been paid in full. In addition, the investment companies were issued 10,518,287 warrants for additional common shares for 100 - 105% of the convertible debentures per share conversion price. The additional warrants expire five years from the original date of the debentures.

The expiration of the convertible debentures were extended to June 30, 2000, and in consideration for the extension, the conversion rate was reduced to the lower of the existing conversion rate or $.15 to August 31, 1999, thereafter reverting to the original conversion price.

NOTE H - COMMITMENTS AND CONTINGENCIES

Claims and Litigation

The Company is being sued by a shareholder for a potential rescission of common stock in the amount of $15,000 as defined above. The company is vigorously defending the suit and believes it to be without merit.

The Company is involved in additional litigation arising in the normal course of business. The Company has filed suit against a former Chairman and certain former officers and directors seeking recovery of over $110,000 which the Company alleges such persons misappropriated from the Company. Further, the Company successfully defended itself in a suit by that former Chairman claiming damages for alleged misrepresentations in the sale of Company stock which he purchased. The former Chairman was seeking damages of at least $285,000. In addition, the Company was awarded and received approximately $100,000 as reimbursement for attorney fees and costs incurred in defense of the suit.

In 1997 the Federal Aviation Authority (FAA) notified the Company that it had violated certain rules regarding the labeling and air transportation of one shipment of product considered to be hazardous material. During 1998, the FAA proposed a potential fine in the amount of $60,000. The Company is working with an outside consultant to reduce or eliminate the proposed penalty.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE H - COMMITMENTS AND CONTINGENCIES-CONTINUED

Operating Leases

The company leases manufacturing and office facilities under a lease that expires June 2001 with an additional five year option period. Rent expense was approximately $214,000 and $209,000 in 1998 and 1997, respectively.

The following table reflects approximate future minimum annual rental expense amounts:

                             Year         Amount
                         -----------  -------------

                             1999      $  233,500
                             2000         238,900
                             2001         244,500
                             2002         123,700


NOTE I - CONVERTIBLE REDEEMABLE PREFERRED STOCK

In 1994, the Company prepared an Offering Circular to raise approximately $1,000,000 of 10% Cumulative Convertible Redeemable Preferred Stock with a $10 par value. At the option of the Company, the shares can be redeemed after two years at $10 per share plus accrued and unpaid dividends in aggregate amounts not to exceed $250,000 annually. Each preferred share is convertible into twenty common shares. Additionally, the Offering Circular provides for common stock purchase warrants with an exercise price of $.01 per share. The number of warrants issued, when exercised in combination with conversion of the preferred stock into common stock, will result in an effective cost for each share of the common stock equal to the closing bid price of the common stock, in the over-the-counter market, on the day of the subscription to the Offering Circular. The warrants may be redeemed for $.001, at the election of the Company, upon thirty days' written notice after the bid price of the common stock in the then existing public market has been $1.00 or more for thirty continuous days in which the market is open for business. Through December 31, 1997, $622,000 of preferred stock was issued for cash and $318,150 was issued in satisfaction of debt and services at $10 per share. Preferred shareholders have converted 88,015 shares of preferred stock into 1,760,300 shares of common stock. At December 31, 1998, preferred stock dividends in arrears totaled approximately $24,000.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE J - SERIES B CUMULATIVE PREFERRED STOCK

The Series B Cumulative Preferred Stock was created on December 31, 1997, as a mechanism of permitting the conversion of part of the indebtedness under the Loan and Security Agreement, without sacrificing the intent of the original Loan and Security Agreement warrants. The Series B Cumulative Preferred Stock has a par value of $.001 per share and an initial stated capital of $10 per share, which is subject to adjustment. This Series is senior to the Common Stock and is senior to all other classes and series except that it is junior to the Convertible Redeemable Preferred Stock with respect to the payment of dividends. Each share has that number of votes equal to the number of share of Common Stock into which it is convertible on the record date. Subject to adjustment in the event of certain future Common Stock or convertible security issuances, each share is convertible into 20.04010695 shares of Common Stock. These shares are entitled to receive an annual dividend equal to the greater of 10% of the stated value and the actual dividend per share of common stock declared by the Company's Board of Directors times the number shares of Common stock into which each share of Series B is convertible on the dividend record date. The dividend is cumulative, whether or not earned and, to the extent not paid on a quarterly dividend payment date is added to the stated value.

NOTE K - STOCK OPTIONS

Options to acquire 200,000 shares were granted in 1995 to a director of the Company in consideration of his efforts relating to business services. These options remain in force at December 31, 1998 and expire on October 17, 1999.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE K - STOCK OPTIONS-CONTINUED


Non-qualified stock option activity is summarized as follows:

                                                                      Shares Under       Exercise
                                                                         Option        Price Range
                                                                      ------------     ------------

                  Outstanding at January 1, 1997                         1,357,822     $ .01 - 3.00

       1997       Granted                                                       --              N/A
                  Expired                                                 (257,822)      .01 - 3.00
                                                                      ------------     ------------

                  Outstanding at December 31, 1997                       1,100,000       .50 - 3.00

       1998       Granted                                                       --              N/A
                  Expired                                                 (900,000)      .50 - 3.00
                                                                      ------------     ------------

                  Outstanding at December 31, 1998                         200,000     $        .25
                                                                      ============     ============


NOTE L - STOCK WARRANTS

In 1998, as additional consideration for the convertible debentures, the Company issued 4,029,539 warrants at exercise prices ranging from $.105 to $.180, 100% of the debenture conversion price, and that expire five years from date of issuance.

In 1997, as additional consideration for the convertible debentures, the Company issued 4,338,138 warrants at exercise prices ranging from $.1944 to $.3590, 105% of the debenture conversion price, and that expire five years from the date of issuance.

In 1996, as additional consideration for the convertible debentures, the Company issued 954,610 warrants at exercise prices ranging from $.3711 to $.3884, 105% of the debenture conversion price, and that expire five years from the date of issuance.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE L - STOCK WARRANTS-CONTINUED

In 1997, as additional consideration for a consulting agreement, the Company issued 100,000 warrants. The warrants have an exercise price of $1.00 per share and expire three years from the date of issuance.

In September 1993, the Company granted a stock purchase warrant to a foreign private foundation in recognition of its purchases of over 1,000,000 shares of common stock. The warrant entitles the holder to acquire up to 250,000 shares of the Company's authorized common stock. The purchase price of each share is $1.00, and the warrant was exercisable through October 31, 1998. During 1998, the warrant expired.

As described in Note I, the Company offered $1,000,000 of 10% Cumulative Convertible Redeemable Preferred Stock along with common stock purchase warrants at $.01 per share. The number of warrants issued, when exercised in combination with conversion of the preferred stock into common stock results in an effective cost for each share of the common stock equal to the closing bid price of the common stock, in the over-the-counter market, on the day of the subscription to the Offering Circular. The warrants are recorded at their fair market value at the time of issuance less the exercise price of $.01 and reported as a reduction to preferred stock. The value assigned to the warrants is amortized over the shorter of the life or the exercise of the warrant. Through December 31, 1998, 6,177,478 warrants were issued in connection with sales of the preferred stock, 701,595 warrants have been issued for services, and 1,606,134 were issued for extinguishment of debt. At December 31, 1998, 110,000 of these warrants had not been exercised.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE L - STOCK WARRANTS-CONTINUED

Warrants issued and exercised is summarized as follows:

                                                                                     Exercise
                                                                                       Price
                       Common Stock                               Warrants             Range
          --------------------------------------                 -----------       ------------

          Outstanding at January 1, 1997                          41,988,340       $ .01 - 1.00
          1997:
              Granted                                             17,491,653         .01 - .406
              Exercised                                              (95,646)               .01
              Converted to preferred warrants                    (10,027,922)         .25 - .34
                                                                 -----------       ------------

          Outstanding at December 31, 1997                        49,356,425         .01 - 1.00
          1998:
              Granted                                             14,712,853         .105 -.180
              Exercised                                           (1,211,111)        .01 - .125
              Expired                                               (250,000)              1.00
              Loan & Security Agreement
              Conversion                                         (33,530,973)        .001- .499
                                                                 -----------       ------------

          Outstanding at December 31, 1998                        29,077,194       $ .01 - 1.00
                                                                 ===========       ============

Effective December 31, 1997, the Board of Directors created the Series B Cumulative Preferred Stock (as discussed in Note J) and issued 245,344 warrants for this Preferred Stock to the lender under the Loan and Security Agreement to replace 4,916,720 common stock warrants already issued to them. The warrants expire on November 18, 2000, and have a $10 exercise price. During 1998, 154,163 of these warrants were exercised by the holder and 666 warrants were cancelled due to recalculation of the warrant entitlement.

Effective December 31, 1997, the Board of Directors created the Series CI Preferred Stock and issued 115,184 warrants for this Preferred Stock to a Convertible Debenture holder to replace 3,430,555 common stock warrants already issued to them. The warrants expire on December 31, 2001, and have a $10 exercise price. No warrants have been exercised to date.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE L - STOCK WARRANTS-CONTINUED

Effective December 31, 1997, the Board of Directors created the Series CII Preferred Stock and issued 41,893 warrants for this Preferred Stock to a Convertible Debenture holder to replace 1,680,647 common stock warrants already issued to them. The warrants expire on December 31, 2001, and have a $10 exercise price. No warrants have been exercised to date.


                                                                     Equivalent
                                                                      # Common
                                                                      Shares on
                                      Pref. Share      Exercise      Pref. Share
         Preferred Stock               Warrants         Price        Conversion
--------------------------------       --------        --------      ----------

Outstanding at January 1, 1997                0                               0
1997 Granted:
    Series B                            245,344        $  10.00       4,916,720
    Series CI                           115,184        $  10.00       3,430,555
    Series CII                           41,893        $  10.00       1,680,647
                                       --------                      ----------

Outstanding at December 31, 1997        402,421                      10,027,922

1998 Exercised:
    Exercised Series B                 (154,163)       $  10.00      (3,089,443)
    Cancelled Series B                     (665)                        (13,347)
                                       --------                      ----------

Outstanding at December 31, 1998        247,593                       6,925,132
                                       ========                      ==========


NOTE M - INCOME TAXES

There is no income tax provision for the years ended December 31, 1998 and 1997 due to net operating losses for which no benefit is currently available. The Company has net operating loss carryforwards of approximately $25,674,000 at December 31, 1998, available to offset future taxable income from 1999 through 2018.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE M - INCOME TAXES-CONTINUED

In October 1995, in connection with a loan and security agreement in the amount of $2,500,000 (See Note E), the Company to outside lenders granted rights to acquire up to 51% of the common stock of the Company. Under Internal Revenue Code Section 382 and the Treasury Regulations promulgated thereunder, the Internal Revenue Code Service might take the position that under all the facts and circumstances the Company experienced a change in ownership that has the effect of limiting the carryforward of net operating losses incurred since that date. If the IRS were to take that position and a court of competent jurisdiction were to agree with the IRS, the actual amount of net operating loss carryforward that would agree with the IRS, the actual amount of net operating loss carryforward that would be deductible each year for a maximum carryfoward period of twenty years, is based on the value of the Company at the date of the deemed change of ownership multiplied by the applicable tax-exempt long-term bond rate.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

                                                         December 31,
                                                  1998                  1997
                                               -----------          -----------

     Deferred Tax Assets:

     Net Operating loss carry forwards         $ 9,628,000          $ 9,082,000



             Less valuation allowance           (9,628,000)          (9,082,000)
                                               -----------          -----------
             Net deferred tax assets           $        --          $        --
                                               ===========          ===========

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE N - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest amounted to $4,435 and $11,291 for 1998 and 1997, respectively.

During 1998, the Company issued 450,000 common shares in exchange for a note receivable of $22,500. The Company issued 34,130,973 common shares in exchange for debt conversion in the amount of $1,725,012. In 1998, $100,000 of preferred stock and $72,889 of stock warrants (representing 911,111 warrants) were converted into 1,184,170 shares of common stock.

In 1997, common stock warrants of $7,289 were exercised for 91,111 shares of common stock in exchange for a note receivable of $911. The Company recorded warrant amortization of $23,862 to additional paid in capital upon the lapse of time. The Company accepted services for the exercise of common stock warrants at a value of $100,000.

NOTE O - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 1998 and 1997, do not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying consolidated balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                              VERIDIEN CORPORATION
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE P - SUBSEQUENT EVENTS

(1)    Deficit Funding

       Subsequent to year-end, the Company received $351,800 in proceeds from the remainder of the 504 offering. In addition, the Company received $263,500 from private placement. These funds will be utilized to partially fund operations.

(2)    Computer Software

       The Company is analyzing methods of complying with the year 2000 issue concerning computer software. An initial systems analysis has been performed by a competent computer software company and a recommended course of action has been accepted. The Company anticipates implementing upgrades to the software and hardware system prior to June 30, 1999. In conjunction with this systems analysis, a review of all internal control procedures will be done to verify that new system upgrades will provide adequate protection for company assets and information. Management expects that the cost of obtaining the upgraded software and network support will be less than $50,000.